


03056610

GROUP 1 AUTOMOTIVE INC

Creating the Future in Automotive Retailing



2002 Annual Report









significant synergies, impressive results

Profile

Group 1 Automotive, Inc. (NYSE: GPI), a Fortune 500 company, is a leading operator in the $1 trillion automotive retailing industry. Since its initial public offering in October 1997, Group 1 has more than quadrupled its annual revenues and vaulted into the top 10 dealership groups in the United States. By leveraging the significant synergies in its business model, the Company has experienced impressive results in earnings per share, revenues and net income growth each year since going public.

Group 1 owns 73 dealerships comprised of 114 franchises, 29 different brands and 25 collision service centers located in California, Colorado, Florida, Georgia, Louisiana, Massachusetts, New Mexico, Oklahoma and Texas. Through its dealerships and Internet sites, the Company sells new and used cars and light trucks; arranges related financing, vehicle service and insurance contracts; provides maintenance and repair services; and sells replacement parts. In 2002, the Company sold more than 160,000 retail new and used vehicles.

Table of Contents



Financial Highlights

(dollars in thousands, except per share amounts)

	2002	2001	2000	1999	1998
Revenues	**$4,214,364**	$3,996,374	$3,586,146	$2,508,324	$1,630,057
Operating Income	**$ 137,623**	$ 131,348	$ 117,720	$ 85,950	$ 52,046
Net Income	**$ 67,065**	$ 55,442	$ 40,812	$ 33,515	$ 20,719
Diluted Earnings per Share	**$ 2.80**	$ 2.59	$ 1.88	$ 1.55	$ 1.16
Shares Outstanding (diluted)	**23,968,072**	21,415,154	21,709,833	21,558,920	17,904,878
Gross Margin	**15.5%**	15.2%	14.7%	15.0%	14.5%
Operating Margin	**3.3%**	3.3%	3.3%	3.4%	3.2%
Pretax Margin	**2.5%**	2.2%	1.8%	2.2%	2.2%
Return on Equity	**15.8%**	19.3%	16.6%	17.0%	18.0%
Working Capital	**$ 93,755**	$ 154,713	$ 54,769	$ 80,128	$ 48,251
Inventories	**$ 622,205**	$ 454,961	$ 527,101	$ 386,255	$ 219,176
Total Assets	**$1,423,765**	$1,054,425	$1,099,553	$ 842,910	$ 477,710
Stockholders' Equity	**$ 443,417**	$ 392,243	$ 247,416	$ 232,029	$ 136,184

Notice

The 2002 Form 10-K report filed with the Securities and Exchange Commission includes financial data that supplements the material included in these highlights and which is part of this annual report.


$1,630.1
$2,508.3
$3,586.1
$3,996.4
$4,214.4
98 99 00 01 02
Revenues
(in millions of dollars)
$52.0
$86.0
$117.7
$131.3
$137.6
98 99 00 01 02
Operating Income
(in millions of dollars)
$1.16
$1.55
$1.88
$2.59
$2.80
98 99 00 01 02
Earnings Per Share
(in dollars)

Dear Stockholders:

I am pleased to report that 2002 was a year of continued achievements for Group 1 Automotive. Once again, your Company delivered record financial results, highlighted by our fifth consecutive year of growth in earnings per share, revenues and net income. Our performance during 2002, despite the challenge of a prolonged soft economy, is a testament to the soundness of our strategy, the strength of our management team and the dedication of our co-workers.

2002 Report Card

Group 1's unique position in the automotive industry value chain as a specialty retailer and value-added service company has served us well. Add quality acquisitions to this formula and the result is the operating performance you see reflected in this report. During 2002, revenues increased 5.5 percent to $4.2 billion, marked by growth in all four areas of our diverse revenue mix—new vehicles, used vehicles, parts and service, and finance and insurance. Group 1's operating income of $137.6 million represented a 4.8 percent gain over the previous year.

Gross margin increased to 15.5 percent in 2002, reflecting the benefits of our diverse revenue mix. Initiatives in vehicle sales, cost control and asset management held our operating margin stable at 3.3 percent in this continued soft market.

Full-year net income increased 21.0 percent to $67.1 million, while diluted earnings per share grew 8.1 percent to $2.80. We generated $73.5 million in cash flow from operations. We also continued to manage working capital very aggressively, turning over our new and used vehicle inventory faster than most dealerships in the country. Of particular significance, given the rapid rate of depreciation, is our superior used vehicle inventory turnover, with a supply of 30 days at year-end.

Our balance sheet is in excellent shape. We closed the year with a long-term debt-to-capitalization ratio of 16 percent, leaving us well-positioned to act quickly and decisively when presented with attractive growth opportunities and, if necessary, to weather a weak economic environment. Reflecting the strength of our balance sheet and reliability of our cash flow, Moody's Investor Services upgraded its rating on our publicly traded debt in September, in a year that saw rating downgrades exceed upgrades by nearly five to one.

We remained prudent in the Company's capital management, taking advantage of opportunities as they presented themselves. We added 21 new franchises with annual revenues of approximately $800 million during the year, including our first platform acquisition in California, the largest automotive retail market in the United States. Group 1's board of directors also authorized a stock repurchase program of up to $25 million in August and increased it to $42.7 million in November. Under this program, we repurchased 983,000 shares of Group 1 common stock during 2002 at an average price of $24.20 per share.

"Once again, your Company delivered record financial results, highlighted by our fifth consecutive year of growth in earnings per share, revenues and net income."


Gross Margin Breakdown
7%
11%
10%
16%
56%
New Vehicles
New with Finance and Insurance
Retail Used Vehicles
Used with Finance and Insurance
Parts and Service

Proven Business Model

Our success this year once again proved the flexibility of Group 1's business model, reflecting our strategy which is grounded in the emphasis on interrelated revenue streams,


Manufacturers
Group 1*
*Proforma for closed and announced acquisitions
29%
11%
22%
25%
14%
12%
14%
7%
10%
26%
7%
10%
4%
9%
GM
Ford
Daimler Chrysler
Other
Toyota Lexus
Honda Acura
Nissan Infiniti
New Vehicle Unit Sales
Brand Diversity

letter to our stockholders

the advantages offered by decentralized operations and the diversity in geographic reach and brands marketed. We believe that this strategy provides a hedge against economic cycles and changing consumer tastes.

Group 1's geographic diversity comes from 73 dealerships in 13 platforms across nine states, with no one platform accounting for more than 15 percent of total sales. Likewise, we offer 29 brands of cars and light trucks through our 114 franchises, with no single brand accounting for more than 26 percent of companywide sales. The domestic/import revenue mix is balanced, with 47 percent of our sales coming from domestic brands and 53 percent from import brands.

Our revenue diversity continues to positively affect earnings, gross margin and cash flow. In 2002, approximately 40 percent of revenues and 84 percent of profits came from sales other than new vehicles. We sold more than 160,000 vehicles last year and wrote almost 1 million repair orders in our service departments. Gross profit and net income from our more profitable revenue streams of parts and service, and finance and insurance grew both in absolute terms and as percentages of their contributions to the Company's totals. Used vehicle retail revenues declined, as reflected throughout the industry, while used vehicle wholesale sales increased as we kept inventory supply on target and inventory levels in line with expected retail sales volumes.

Our decentralized operating structure is another key to our success. Avoiding the "one-size-fits-all" approach, we allow our dealerships to customize their operations based on local market preferences and their competitive position in their respective marketplaces. At the same time, integration and consolidation provide cost savings and revenue synergies. We estimate that on tuck-in acquisitions we realize up to 40 percent savings on advertising, 30 percent on risk management and 20 percent on floorplan financing compared to what would be achieved on a stand-alone basis.

Additionally, through our multi-franchise dealership platform structure, our dealerships enjoy strong Internet initiatives which expand their reach and provide further opportunities to interact with customers. A strong corporate function provides overall guidance, including financial reporting and controls, benchmarking, best practices, cost savings through preferred provider programs, management of the overall capital structure and cost-effective access to capital to fuel continued growth.

2003 a Year of Growth

The past two years have taught us important lessons about the economy. First, it is impossible to predict what the economy will deal us. Second, and most importantly, Group 1 has the right business model to succeed in both a growing economy, as well as a soft environment. Our ability to adjust our cost structure very rapidly, combined with our offering of higher-margin products that are counter-cyclical to new vehicle sales, gives us confidence in our ability to continue delivering record earnings per share in 2003.

Regardless of what direction the economy takes in 2003, we will continue to pursue the strategy that has served our stockholders admirably by managing our capital wisely. During 2003, our goal is to acquire dealerships that have $800 million in aggregate annual revenues. These potential acquisitions will augment our brand portfolio mix and provide access to new markets, as well as enhance operating leverage to our centralized functions. We will not focus on revenues at the expense



right business model = success

of earnings per share, but will exercise great discipline by seeking only accretive acquisitions with attractive returns on investment. We expect these acquisitions will be a combination of large, multi-franchise dealership platforms and key, single-point tuck-in acquisitions to augment our brand and geographic diversity. With 22,000 automobile dealerships in the United States, there are ample opportunities to find attractive acquisition candidates. We will also, subject to market conditions, continue to enhance stockholder value through selective stock repurchases.

Corporate Governance Issues

Any communication with our stockholders would be incomplete without a discussion of recent events that have brought the issues of business ethics, corporate governance and the quality of financial reporting to the forefront of public attention. It is unfortunate, but understandable, that highly publicized failings of a few have shaken the faith that investors place in corporate America.

I want to assure the stockholders of Group 1 Automotive that your Company is committed to the highest ethical standards. Everyone from our dealership management, up through and including me, has subscribed to the organization's recently updated and expanded Code of Conduct. You can find this Code posted on our website. In addition, our chief financial officer and I personally certify all annual and quarterly financial reports filed with the Securities and Exchange Commission.

Group 1's board of directors is composed of eight highly qualified individuals—five of whom are independent directors—who are actively involved in the oversight of your Company. In 2002, we added two new independent directors, Louis E. Lataif and Stephen D. Quinn, to our board. Mr. Lataif has served as the Dean of the School of Management at Boston University since 1991 after a distinguished 27-year career with Ford Motor Company. Mr. Quinn joined Goldman, Sachs & Co. in 1981, and from 1990 to his retirement in 2001 was a general partner and managing director. Both of these gentlemen bring a tremendous combination of experience and business acumen to our board, and we are proud and fortunate that they have chosen to serve as directors of our Company.

To further strengthen Group 1's corporate governance, we formed a new board committee in 2002—Nominating/Governance. This, in addition to our Audit and Compensation committees, is composed solely of independent directors.

Integrity in financial reporting has always been one of Group 1's core values. We are committed to clear, timely and accurate reporting of our financial results. These results are straightforward and easy to understand—reported in accordance with accounting principles generally accepted in the United States. Automotive retailing earnings translate directly into real cash flow, and the Company's capital structure is not complex. I pledge to you that we will continue our record of open, honest and frequent communications with our investors, in both good and bad times.

Special Thanks

In closing, I want to recognize Bob Howard, a founding member of Group 1, who retired in November 2002 as president of the Bob Howard Auto Group. Bob's leadership has been crucial to your Company's success during the past five years, and I am pleased that he will continue to serve as a member of our board of directors.

Geographic Diversity

*New Vehicle Unit Sales**


Albuquerque 3%
Denver 1%
New Orleans 6%
Houston 14%
Atlanta 6%
Austin 9%
Florida 8%
West Texas 8%
California 11%
Dallas 6%
New England 12%
Beaumont 3%
Oklahoma 13%

*Proforma for closed and announced acquisitions


"Thank you, to the co-workers
for continuing to deliver
outstanding results."



Stepping into Bob's shoes is Hal Steinke, who has performed admirably under Bob for 19 years. I also want to congratulate Joe Wagner who was recently promoted to platform president of the Casa Automotive Group in Albuquerque, New Mexico, replacing Jerry Patterson who has taken the reins of our new Florida platform, comprised of dealerships in the Pensacola and Miami, Florida, markets.

Bennett E. Bidwell has decided not to stand for re-election to the board of directors. Mr. Bidwell was elected to the board on June 14, 1997, before our initial public offering, and has made significant contributions to the success of the Company. We will miss his wise counsel and clear vision.

Additionally, I would like to recognize the Bob Howard Auto Group with Group 1's Most Valuable Platform Award. The award is based on an array of performance benchmarks used by Group 1 to evaluate its operations, such as actual to budget, customer satisfaction, profit contribution, and operating margins. The Bob Howard Auto Group, led by Hal Steinke, platform president, has 20 franchises with 2002 annual revenues of over $650 million.

I also thank the 7,100 Group 1 co-workers for continuing to deliver outstanding results despite the tough economic environment.

And to you, our stockholders, I extend special thanks for your continued support. Though we are pleased with the results we delivered for you in 2002, we are even more excited about what lies ahead. We believe that the enormous growth opportunities in our $1 trillion industry, proven acquisition and operating strategies, a balance sheet positioned for growth, and an experienced, highly motivated management team bode well for the future of Group 1 Automotive.

I look forward to updating you on our progress as we continue to create the future in automotive retailing.

B.B. Hollingsworth, Jr.
Chairman, President and Chief Executive Officer
Group 1 Automotive, Inc.
March 26, 2003



Most Valuable Platform

2002—Bob Howard Auto Group
2001—Bob Howard Auto Group
2000—Gene Messer Auto Group

Platform Presidents



Sitting front left to right:

Ronald J. Kutz, *Courtesy Auto Group*

Michael G. Smith, *Mike Smith Automotive Group*

David S. Rosenberg, *Ira Motor Group*

Richard A. Fleischman, *Luby Chevrolet*

Kevin H. Whalen, *Sterling McCall Automotive Group*

Sitting back left to right:

Donald B. Bohn, *Bohn Automotive Group*

David L. Hutton, *Miller Automotive Group*

Standing left to right:

Robert E. Howard II, *Retired President, Bob Howard Auto Group*

John T. Turner, *Executive Vice President*

Gregory W. Wessels, *Gene Messer Auto Group*

T. Nyle Maxwell, Jr., *Maxwell Automotive Group*

Kevin P. McHugh, *Group 1 Atlanta*

Harold J. Steinke, *Bob Howard Auto Group*

Jerald L. Patterson, Jr., *Casa Automotive Group*

John S. Bishop, *Senior Vice President, Operations*

John S. Tkac, *South Florida Operations Manager*




award winning, proven leadership

Acura Precision Team—Dealership of Distinction
Bob Howard Acura
Sterling McCall Acura

DaimlerChrysler 5 Star Dealer
Bob Howard Dodge/Chrysler/Jeep
Casa Chrysler/Jeep on the Westside
Gene Messer Chrysler/Jeep of Amarillo
Ira Dodge/Chrysler/Jeep of Lowell
Maxwell Chrysler South
Maxwell Dodge
Maxwell Taylor Chrysler/Dodge/Jeep
McKinney Dodge
Mike Smith Dodge

DaimlerChrysler Pacesetters Club
Bob Howard Dodge/Chrysler/Jeep

Ford Blue Oval Certified
Bob Howard Ford
Bohn Ford
Don Bohn Ford
Gene Messer Ford of Amarillo
Gene Messer Ford of Lubbock
Jim Tidwell's World Ford Cobb County
Maxwell Ford
Rockwall Ford/Mercury
World Ford Kendall
World Ford Pembroke Pines
World Ford Pensacola
World Ford Sandy Springs
World Ford Stone Mountain

Ford President's Award
Don Bohn Ford
Gene Messer Ford of Lubbock

GM Mark of Excellence
Bob Howard Pontiac/GMC
Casa Chevrolet
Don Bohn Buick/Pontiac/GMC
Gene Messer Cadillac of Amarillo
Smicklas Chevrolet

Honda President's Club
Bob Howard Honda

Hyundai Star Award
Gene Messer Hyundai

Elite of Lexus
Ira Lexus
Lexus of Clear Lake
Sterling McCall Lexus

Lincoln Premier Experience
Bob Howard Lincoln/Mercury
Gene Messer Lincoln/Mercury of Amarillo
World Lincoln/Mercury Alpharetta
World Lincoln/Mercury Snellville

Mazda Elite
Gene Messer Mazda of Amarillo
Ira Mazda of Danvers

Mercury Advantage Dealer
Bob Howard Lincoln/Mercury
Gene Messer Lincoln/Mercury of Amarillo
World Lincoln/Mercury Alpharetta
World Lincoln/Mercury Snellville

Mitsubishi Diamond Chapter of Excellence
Casa Mitsubishi
Gene Messer Mitsubishi of Amarillo
Maxwell Town North Mitsubishi
Miller Mitsubishi

Nissan Circle of Excellence
Courtesy Nissan

Nissan Owner First Award of Excellence
Courtesy Nissan

Toyota Board of Governors
Ira Toyota of Danvers
Sterling McCall Toyota

Toyota Customer Relations Excellence Award
Miller Toyota

Toyota Customer Service Advisory Board
Ira Toyota
World Toyota Atlanta

Toyota Parts Excellence
Sterling McCall Toyota

Toyota President's Award
Bohn Brothers Toyota
Ira Toyota of Danvers
Sterling McCall Toyota

Toyota Service Excellence
Ira Toyota of Danvers
Sterling McCall Toyota



Proven Operations

Group 1's operating strategy focuses on decentralized management of locally branded dealerships, expansion of higher-margin businesses, superior customer service, effective asset management, and development of human capital and technology initiatives.



This winning formula has resulted in five consecutive years of revenue, net income and earnings per share growth.

Decentralized Operations Branded Locally

We believe that by managing our dealerships on a decentralized basis, we can provide superior customer service and a focused, market-specific responsiveness to sales, service, marketing and inventory management. Local decision making and an in-depth knowledge of local customers' needs and preferences are important in maximizing financial performance. By centralizing certain administrative and control systems, combined with coordinating certain operations on a local basis, we achieve synergies in revenues and expenses.

"We believe that our decentralized operating approach, incentive compensation plans and training programs attract, develop and retain top automotive retailing talent."

Expand Higher-Margin Activities

Our diverse revenue mix consists of four businesses—new vehicles, used vehicles, parts and service, and finance and insurance. We estimate that of our pretax income, parts and service contributes approximately 40 percent, finance and insurance approximately 28 percent, and new and used vehicle operations contribute approximately 16 percent each.

We focus on expanding our higher-margin businesses—used vehicle retail sales, parts and service, and arranging financing, vehicle service and insurance contracts. While each of our local operations conducts business in a manner consistent with its specific market's characteristics, they also pursue an integrated companywide strategy designed to grow each of these higher-margin businesses to enhance profitability and stimulate internal growth.







decentralized approach, commitment

Commitment to Customer Service

We focus on providing high-quality service to meet the needs of our customers. Our dealerships strive to cultivate lasting relationships with their customers, increasing opportunities for significant repeat and referral business. For example, the dealerships regard their service and repair activities as an integral part of their overall approach to customer service by allowing them to foster ongoing relationships with customers and deepen customer loyalty. In addition, our dealerships continually review their processes to better meet the needs of our customers. We believe that our ability to share best practices in customer service among our dealerships gives us an advantage over smaller independent dealers.

Asset Management

We allocate capital among competing investment opportunities based on expected returns on invested capital and closely monitor these investments.

We also monitor our vehicle inventory levels by targeting 60-days new vehicle and 30-days used vehicle inventory supply. We scrutinize our investments in parts and receivables to maximize our financial results.

Human Capital

The success of our dealerships is highly dependent on dealership personnel. We believe that our decentralized operating approach, incentive compensation plans and training programs attract, develop and retain top automotive retailing talent.

Earnings and Cash Flow Diversity
Estimated Pretax Profit Contribution


Used Vehicles 16%
Parts & Service 40%
New Vehicles 16%
Finance & Insurance 28%



leading brands, customer satisfaction

Technology Initiatives

We use the Internet to communicate more effectively with our customers. Customers can arrange service appointments, search our inventories and receive notices of special offers. Our multi-franchise dealership platform web portals furnish customers a direct "one-stop" shopping experience in their local markets, providing multiple brands and an extensive inventory of vehicles. Also, as franchised dealerships, we receive Internet leads from various sources providing incremental sales opportunities.

New Vehicles

Innovative products and record vehicle affordability, driven by favorable interest rates and manufacturers' incentives, have resulted in a favorable new vehicle market. New vehicle revenues for 2002 totaled $2.5 billion, up 6.5 percent from 2001.

Group 1 is well-positioned to take advantage of this market by continuing with its proven strategy of leveraging scale and tailoring sales efforts for each platform. We continue to offer customers a wide variety of models, representing 29 brands, including the additions of the Hummer and Infiniti brands in 2002.

Nationwide, import brands continued to capture market share. Group 1's brand mix reflects this trend with 47 percent of new vehicle sales represented by domestic brands and 53 percent represented by import brands. Ford and Toyota/Lexus contributed 51 percent of Group 1's new vehicle unit sales, while our best selling vehicles this year were the Ford F-150, Toyota Camry, Ford Explorer and the Dodge Ram.

By focusing on leading brands and implementing our proven operating strategies, Group 1 expects to continue growing its share of the new vehicle market and set the standard for customer satisfaction.





Used Vehicles

Group 1's used vehicle sales strategy is focused on providing consumers with high-quality, competitively priced vehicles combined with industry-leading customer satisfaction. With Group 1's competitive advantage in sourcing used vehicle inventory through our extensive franchise dealer network, we are able to access low-mileage, high-quality vehicles by means of customer trade-ins and late-model lease expirations, as well as manufacturer auctions. These vehicles are in demand by today's used vehicle shopper. Used vehicle revenues for 2002 totaled $1.1 billion, up 0.4 percent from 2001.

"Industry-leading 30-days used vehicle inventory supply provides customers with fresh inventory."

Group 1 maintains a significant competitive advantage over stand-alone used vehicle retailers. Our dealers participate in manufacturers' certification programs which are available only to new vehicle dealers, ensuring that customers receive the highest-quality used vehicles available. These programs make select used vehicles eligible for new vehicle benefits including new vehicle finance rates, and in some cases, extension of manufacturers' warranties. In addition, each dealership customizes its inventory offering based on local market trends and realizes advertising synergies with their new vehicle department. Group 1's industry-leading 30-days used vehicle inventory supply provides customers with fresh inventory at competitive prices, while mitigating the financial risk of holding depreciating inventory.









Parts and Service

Each of Group 1's dealerships includes a full-service parts and service operation. Augmenting these operations are our 25 collision service centers. Together, these operations provide a consistent source of recurring higher-margin revenues. Parts and service revenues for 2002 totaled $402.2 million, up 11.7 percent from 2001.

"Our technicians are extensively trained and specialize in the brands of vehicles they service."

Unlike many independent repair facilities, our dealerships have the high-tech equipment and expertise to address the increased technological complexity of today's vehicles. In addition, manufacturers' warranties and extended vehicle service contracts continue to drive customers back to our dealerships for parts and service.

Some of the best people in the automotive service industry work for Group 1's dealerships. Our 1,200 technicians are extensively trained and specialize in the brands of vehicles they service. The Company's scale is an important competitive advantage in attracting top technicians, as many independent shops are unable to match Group 1's national recruiting effort, employee benefits, training programs and career advancement opportunities.

Group 1 has a positive outlook for parts and service growth and plans to take advantage of this highly profitable market by investing in the people, technology and facilities.

Finance and Insurance

We have the opportunity on the sale of each new or used vehicle to generate incremental revenues, consisting primarily of fees we receive from arranging









specialized, enhanced quality

financing, vehicle service and insurance contracts. Finance and insurance revenues for 2002 totaled $141.5 million, up 14.8 percent from 2001. Finance and insurance revenues per retail unit sold totaled $880, up 13.3 percent from 2001.

In 2002, we arranged retail financing for customers in more than 70 percent of retail sales transactions, and vehicle service contracts in more than 40 percent. By offering customers financing, vehicle service and insurance contracts, Group 1 creates a "one-stop" retail environment that enhances the quality of the shopping experience.

Acquisitions

Group 1's commitment to judiciously managing stockholders' capital is reflected in its proven strategy of making acquisitions that are accretive to earnings, expand geographic diversity, augment brands and achieve operating efficiencies.

We have a disciplined two-tier acquisition program made up of "platform" and "tuck-in" acquisitions. Platforms are large, profitable and well-managed multiple-franchise dealerships in attractive markets that we do not currently serve. Tuck-ins are key, single-point dealerships added to our existing platforms that augment our brands, products and services, and achieve operating efficiencies in those existing platforms.

We made several significant acquisitions in 2002, the most notable being our first platform acquisition since early 2000. Located in the nation's largest automotive retail market, the Miller Automotive Group in Los Angeles is the Company's first platform acquisition in California.

Tuck-in acquisitions in 2002 included BMW, Buick and Jeep franchises in Tulsa, Oklahoma, and a Nissan dealership in southwest Houston. With annual revenues of approximately $80 million and $50 million respectively, these franchises are now part of the






QUICK
LANE
IS HERE

acquisitions

The Miller Automotive Group, which has been family operated for nearly 60 years, became Group 1's first platform in California in August 2002 with annual revenues of $400 million. The Los Angeles area dealerships, which are located in Culver City and Van Nuys, are dominated by imports. This platform includes Toyota, Nissan, Infiniti and Mitsubishi dealerships, as well as two Honda dealerships. The addition of the Infiniti dealership is Group 1's first, and augments our high-line brand diversity.

Additionally, in September 2002, Group 1 announced a Nissan franchise add-point in the Woodland Hills area of Los Angeles that is expected to generate approximately $50 million in annual revenues once construction is completed in late third-quarter 2003.



A Year of Growth

"Los Angeles is a major import-brand vehicle market. We have been patient and disciplined in looking for the right platform to enter this region, and are very pleased to have this outstanding automotive group and management team join Group 1." *—B.B. Hollingsworth, Jr., Group 1's chairman, president and chief executive officer*





Bob Howard Auto Group platform, the largest dealership group in the state of Oklahoma, and the Sterling McCall Automotive Group platform in Houston.

Additional tuck-in acquisitions having aggregate annual revenues of approximately $126 million were completed during 2002. These included Nissan and Toyota in Boston, Lincoln and Mercury in Amarillo, Texas, and Ford in New Orleans.

New Franchise Add-Points

Group 1 received several new franchise add-points in 2002, further demonstrating our ability to work with the manufacturers. During 2002, our new Dodge dealership in Rockwall, Texas, Hummer franchise in Tulsa and Mazda franchise in Boston began operations with anticipated annual revenues of $41 million.

Other franchise add-points included a new Nissan dealership in Boston and a new Ford dealership in Pensacola, Florida. These operations are expected to provide annual revenues of $40 million each.

During 2003, we will continue to seek both platform and tuck-in acquisitions following our principle of "Measured Pace of Growth at Reasonable Prices."


NISSAN



experienced, principled

Management Team

Sitting left to right:

Scott J. Ross
Vice President, Fixed Operations

Michael J. Poppe
Vice President and Corporate Controller

Scott L. Thompson
Executive Vice President,
Chief Financial Officer and Treasurer

John S. Bishop
Senior Vice President, Operations

Standing left to right:

H. Clifford Buster III
Vice President, Corporate Development

Randy L. Callison
Vice President, Corporate Development

J. Brooks O'Hara
Vice President, Human Resources

John T. Turner
Executive Vice President





[1] *Member Audit Committee*

[2] *Member Compensation Committee*

[3] *Nominating/Governance Committee*

[*] *Committee Chairman*

Board of Directors

Sitting left to right:

Bennett E. Bidwell[1,2]
Retired Chairman,
Chrysler Motors Corporation

John L. Adams[1*,2,3]
Executive Vice President,
Trinity Industries, Inc.

Max P. Watson, Jr.[2*,3]
Former President and
Chief Executive Officer,
BMC Software, Inc.

Standing left to right:

Louis E. Lataif[1,3]
Dean of the School of Management,
Boston University

Robert E. Howard II
Retired President,
Bob Howard Auto Group

B.B. Hollingsworth, Jr.
Chairman, President and
Chief Executive Officer

Stephen D. Quinn[1,2,3*]
Retired General Partner and
Managing Director,
Goldman, Sachs & Co.

Kevin H. Whalen
President,
Sterling McCall Automotive Group



UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number: 1-13461

Group 1 Automotive, Inc.

(Exact name of Registrant as specified in its charter)

DELAWARE	**76-0506313**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
950 Echo Lane, Suite 100, Houston, Texas	**77024**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number including area code **(713) 647-5700**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which Registered
Common stock, par value $.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes __X__ No ____

The aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $433.0 million as of February 28, 2003 (based on the last sale price of such stock as quoted on the New York Stock Exchange). At such date there was no non-voting stock outstanding.

State the aggregate market value of voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $740.8 million

As of February 28, 2003, there were 22.4 million shares of our common stock, par value $.01 per share, outstanding.

Documents incorporated by reference: Proxy Statement of Group 1 Automotive, Inc. for the Annual Meeting of Stockholders to be held on May 21, 2003, which is incorporated into Part III of this Form 10-K.

TABLE OF CONTENTS

Cautionary Statement About Forward-Looking Statements

This annual report includes certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include statements regarding our plans, goals, beliefs or current expectations, including those plans, goals, beliefs and expectations of our officers and directors with respect to, among other things:

- the completion of future acquisitions
- operating cash flows and availability of capital
- future stock repurchases
- capital expenditures
- changes in sales volumes in the new and used vehicle and parts and service markets
- business trends, including incentives, product cycles and interest rates
- availability of financing for inventory and working capital
- inventory levels

Any such forward-looking statements are not assurances of future performance and involve risks and uncertainties. Actual results may differ materially from anticipated results in the forward-looking statements for a number of reasons, including:

- the future economic environment, including consumer confidence, interest rates, the price of gasoline, the level of manufacturer incentives and the availability of consumer credit may affect the demand for new and used vehicles and parts and service sales
- the effect of any war or escalation of hostilities in Iraq or elsewhere
- regulatory environment, adverse legislation, or unexpected litigation
- our principal automobile manufacturers, especially Ford, Toyota/Lexus, GM and DaimlerChrysler may not continue to produce or make available to us vehicles that are in high demand by our customers
- requirements imposed on us by our manufacturers may limit our acquisitions and affect capital expenditures related to our dealership facilities
- our dealership operations may not perform at expected levels or achieve expected improvements
- we may not achieve expected future cost savings and our future costs could be higher than we expected
- available capital resources and various debt agreements may limit our ability to complete acquisitions, complete construction of new or expanded facilities and repurchase shares
- our cost of financing could increase significantly
- new accounting standards could materially impact our reported earnings per share
- we may not complete additional acquisitions or the pace of acquisitions may change
- we may not be able to adjust our cost structure
- we may lose key personnel
- competition in our industry may impact our operations or our ability to complete acquisitions
- insurance costs could increase significantly
- we may not achieve expected sales volumes from the new franchises granted to us
- we may not obtain inventory of new and used vehicles and parts, including imported inventory, at the cost, or in the volume, we expect

The information contained in this annual report, including the information set forth under the heading "Business–Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," identifies factors that could affect our operating results and performance. We urge you to carefully consider those factors.

All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement.

PART I

Item 1. Business

General

Group 1 Automotive, Inc. ("Group 1," the "Company," "we" or "us") is a leading operator in the $1 trillion automotive retailing industry. Through a series of acquisitions, we operate 114 dealership franchises in California, Colorado, Florida, Georgia, Louisiana, Massachusetts, New Mexico, Oklahoma and Texas. Through our dealerships and Internet sites, we sell new and used cars and light trucks; arrange related financing, vehicle service and insurance contracts; provide maintenance and repair services; and sell replacement parts.

Operating Strategy

We follow an operating strategy that focuses on decentralized management of locally branded dealership operations, expansion of higher margin businesses, superior customer service, effective asset management, development of human capital and technology initiatives.

We estimate that our parts and service operations contribute approximately 40% of our pretax income; finance and insurance operations contribute approximately 28% of our pretax income; and new and used vehicle operations each contribute approximately 16% of our pretax income. During 2002, we achieved an operating margin of 3.3%. Since our inception in 1997, our operating margin has ranged between 2.8% and 3.4%.

Decentralized Operations Branded Locally. We believe that by managing our dealerships on a decentralized basis, we provide superior customer service and a focused, market-specific responsiveness to sales, service, marketing and inventory control. Local decision-making and an in-depth knowledge of customers' needs and preferences are important in maximizing financial performance. By coordinating certain operations on a local basis, we believe that we achieve cost savings in such areas as advertising, vendor consolidation, data processing and personnel utilization. The following table sets forth our geographic diversity, based on new vehicle retail sales, and the number of dealerships and franchises we own:

Market Area	Percentage of Our New Vehicle Retail Units Sold during the Twelve Months ended December 31, 2002	As of February 28, 2003	
		Number of Dealerships	Number of Franchises
Houston	14.6%	7	6
Oklahoma	13.7	10	20
New England	11.4	10	14
Austin	9.4	6	9
Florida	9.0	4	4
West Texas	8.5	7	14
Atlanta	6.8	6	8
New Orleans	6.6	4	6
Dallas	6.5	6	8
California	5.0	7	7
Beaumont	3.6	2	10
Albuquerque	3.5	3	7
Denver	1.4	1	1
Total	**100.0%**	**73**	**114**

Expand Higher Margin Activities. We focus on expanding our higher margin businesses such as used vehicle retail sales, sales of replacement parts, maintenance and repair services and arranging financing, vehicle service and insurance contracts. While each of our local operations conducts business in a manner consistent with its specific market's characteristics, they also pursue an integrated company-wide strategy designed to grow each of these higher margin businesses to enhance profitability and stimulate internal growth. With a competitive advantage in sourcing used vehicle inventory and synergies from its new vehicle operations, new vehicle franchises are especially well positioned to compete in the used vehicle market. In addition, each of our dealerships offers an integrated parts and service department, which provides an important source of recurring higher margin revenues. We also have the opportunity on each sale of a new or used vehicle to generate incremental revenues from arranging finance and lease contracts, vehicle service contracts and insurance policies.

Commitment to Customer Service. We focus on providing high-quality service to meet the needs of our customers. Our dealerships strive to cultivate lasting relationships with their customers, and we believe these efforts increase our opportunities for significant repeat and referral business. For example, the dealerships regard their service and repair activities as an integral part of their overall approach to customer service. This approach provides us with an opportunity to foster ongoing relationships with customers and deepen customer loyalty. In addition, our dealerships continually review their processes in an effort to better meet the needs of their customers. We believe that our ability to share best practices among our dealerships gives us an advantage over smaller dealership groups. For example, our dealerships strive to:

(1) employ more efficient selling approaches;

(2) utilize computer technology that decreases the time necessary to purchase a vehicle;

(3) engage in extensive follow-up after a sale or service visit in order to develop long-term relationships with customers; and

(4) extensively train their staffs to be able to meet the needs of the customer.

Asset Management. We closely monitor our inventory levels and sales. We target a 60-day new vehicle inventory turn and a 30-day used vehicle inventory turn. We monitor our investments in parts and receivables to maximize our financial results. We allocate capital among competing investment opportunities in the entire company based on expected returns on invested capital.

Human Capital. The success of our dealerships is highly dependent on dealership personnel. We believe that our decentralized operating approach, incentive compensation plans and training programs attract, develop and retain top automotive retailing talent.

Technology Initiatives. We use the Internet to communicate more effectively with our customers. Customers can arrange service appointments, search our inventory and receive notice of special offers. Our local operation based portal web pages furnish customers a direct one-stop shopping experience in their local market, providing multiple brands and an extensive inventory of vehicles. Also, as franchised dealerships, we receive Internet leads from manufacturers' e-commerce programs and, through a contractual relationship with an e-commerce software company, we receive Internet leads from several major portals. Lastly, at times, we use automotive Internet referral services to provide incremental sales opportunities.

Dealership Operations

Each of our local operations has an established management structure that promotes and rewards entrepreneurial spirit, and the achievement of team goals. The general manager of each dealership is ultimately responsible for the operation, personnel and financial performance of the dealership. The general manager is complemented with a management team consisting of new vehicle sales, used vehicle sales, parts and service and finance and insurance managers. Each dealership is operated as a distinct profit center, in which dealership general managers are given a high degree of autonomy. The general manager and the other members of the dealership management team are generally long-time members of their local communities and are typically best able to conduct day-to-day operations based on their experience in, and familiarity with, the local market. On a monthly basis, each of our local operations is compared to its monthly operating forecast, and our other dealerships. Key financial information and customer satisfaction data is also analyzed by corporate management and followed up on as necessary.

New Vehicle Sales. We currently represent 29 American, Asian and European brands of economy, family, sports and luxury cars, light trucks and sport utility vehicles. The following table sets forth the brands and number of new vehicles we sold at retail, and the number of franchises, of the manufacturers that we represent:

	Years Ended December 31, 2002		
Brand	**Actual Number of New Vehicles Sold**	**Percentage of Total New Vehicles Sold**	**Number of Franchises Owned as of February 28, 2003**
Ford	24,470	25.8%	14
Toyota	19,421	20.4	9
Chevrolet	7,117	7.5	5
Dodge	6,520	6.9	9
Nissan	6,283	6.6	10
Honda	5,515	5.8	5
Lexus	4,862	5.1	2
Mitsubishi	3,372	3.5	6
Chrysler	2,504	2.6	7
Jeep	2,472	2.6	7
GMC	2,080	2.2	4
Acura	1,860	2.0	2
Pontiac	1,017	1.1	4
Mazda	981	1.0	3
Audi	766	0.8	1
Mercedes-Benz	739	0.8	1
Subaru	737	0.8	1
Infiniti	645	0.7	1
Buick	529	0.5	4
Hyundai	507	0.5	1
BMW	418	0.4	2
Lincoln	416	0.4	4
Mercury	396	0.4	5
Cadillac	358	0.4	2
Volkswagen	344	0.4	1
Isuzu	258	0.3	1
Kia	152	0.2	1
Porsche	107	0.1	1
Hummer	70	0.1	1
Other	89	0.1	—
Total	**95,005**	**100.0%**	**114**

Our dealerships' new vehicle retail sales include traditional new vehicle retail lease transactions and lease-type transactions, both of which are arranged by the dealerships. New vehicle leases generally have short terms, bringing the customer back to the market sooner than if the purchase was debt financed. In addition, leases provide our dealerships with a steady source of late-model, off-lease vehicles for their used vehicle inventory. Generally, leased vehicles remain under factory warranty for the term of the lease, allowing the dealerships to provide repair services to the lessee throughout the lease term. We do not guarantee residual values on lease transactions.

We acquire substantially all of our new vehicle inventory from our manufacturers and do not have a cost advantage in purchasing new vehicle inventory from them. Manufacturers allocate a limited inventory among their franchised dealers based primarily on sales volume and input from dealers. Our dealerships finance their inventory purchases through the floorplan portion of our revolving credit facility. At times, the manufacturers offer incentives to the dealerships to achieve new vehicle sales goals set by them. These incentives are recorded as a reduction of new vehicle cost of sales as the vehicles are sold. We also receive interest assistance from various of our manufacturers. This assistance has ranged from approximately 80% to 160% of our total floorplan interest expense over the past three years. During 2002, we recognized $26.7 million of assistance, which we accounted for as a vehicle purchase price discount and reflected as a reduction of cost of sales in the income statement as vehicles were sold.

Used Vehicle Sales. We sell used vehicles at each of our franchised dealerships. Sales of used vehicles are a significant source of profit for the dealerships. Used vehicles sold at retail typically generate higher gross margins than new vehicles because of their limited comparability and the somewhat subjective nature of their valuation. We intend to continue growing our used vehicle retail sales operations by maintaining a high-quality inventory, providing competitive prices, offering vehicle service contracts for our used vehicles and continuing to promote used vehicle sales.

At times, manufacturer incentives, including below-market retail financing rates, on new vehicles can result in used vehicle buyers switching from the used vehicle market to the new vehicle market resulting in a lower sales volume of used vehicles and a higher sales volume of new vehicles. For example, during 2002, we experienced a decline in same store used vehicle retail sales due to high levels of manufacturer incentives on new vehicle sales, which reduced the price difference to the customer between a late model used vehicle and a new vehicle, thus driving more customers to new vehicles.

Profits from sales of used vehicles depend primarily on the dealerships' ability to obtain a high-quality supply of used vehicles and effectively manage that inventory. Our new vehicle operations provide the used vehicle operations with a large supply of high-quality trade-ins and off-lease vehicles, which are the best sources of high-quality used vehicles. The dealerships supplement their used vehicle inventory with used vehicles purchased at auctions.

Each of our dealerships generally maintains a 30-day supply of used vehicles, and offers to other dealers and wholesalers used vehicles that they do not retail to customers. Sales to other dealers or wholesalers are frequently close to, or below, our cost and therefore negatively affect our gross margin on used vehicle sales. Vehicles may be transferred among our dealerships, on a local basis, to provide balanced inventories of used vehicles at each of our dealerships.

Our dealerships have taken several steps towards building customer confidence in their used vehicle inventory, including participation in manufacturer certification programs, which are available only to new vehicle franchises. This process makes these used vehicles eligible for new vehicle benefits such as new vehicle finance rates and in some cases, extension of the manufacturer warranty. In addition, the dealerships offer vehicle service contracts covering the used vehicles that they sell.

We believe that our franchised dealerships' strengths in offering used vehicles include:

(1) access to trade-ins on new vehicle purchases, which are typically lower mileage and higher quality relative to trade-ins on used car purchases;

(2) access to late-model, low mileage off-lease vehicles;

(3) access to manufacturers' auctions available only to their respective franchised dealers;

(4) the availability of manufacturer certification programs for our higher quality used vehicles; and

(5) access to a large number of finance sources to arrange financing for our customers.

Parts and Service Sales. We sell replacement parts and provide maintenance and repair services at each of our franchised dealerships, primarily for the vehicle brands sold at that dealership. We perform both warranty and non-warranty service work. Warranty work accounts for approximately 20% of our parts, service and collision service revenues. Additionally, our parts and service departments perform used vehicle reconditioning and new vehicle preparation services. The profits from these services are realized when the vehicles are sold to third parties. We also currently own 25 collision service centers.

Historically, the automotive repair industry has been highly fragmented. However, we believe that the increased use of advanced technology in vehicles has made it difficult for independent repair shops to retain the expertise to perform major or technical repairs. Additionally, manufacturers permit warranty work to be performed only at franchised dealerships.

Hence, unlike independent service operations, our franchised dealerships are qualified to perform work covered by our manufacturers' warranties. Given the increasing technological complexity of motor vehicles and the trend toward extended warranty periods for new vehicles, we believe that an increasing percentage of repair work will be performed at our franchised dealerships, each of which have the sophisticated equipment and skilled personnel necessary to perform complex repairs and warranty repairs. We realize approximately the same gross margin on warranty repairs as we do on customer-paid repairs.

We attribute our profitability in parts and service to a comprehensive management system, including the use of variable rate pricing structures, cultivation of strong customer relationships through an emphasis on preventive maintenance and the efficient management of our parts inventory.

In charging for their technicians' labor, our dealerships use variable rate structures designed to reflect the difficulty and sophistication of different types of repairs. The percentage mark-ups on parts are similarly priced based on market conditions for different parts. We believe that variable rate pricing helps our dealerships achieve overall gross margins in parts and service which are superior to those of certain competitors who rely on fixed labor rates and percentage markups. Additionally, it allows the dealerships to be competitive with independent repair shops that provide discounted pricing on select services.

Our dealerships seek to retain each vehicle purchaser as a customer of the dealership's parts and service departments. The dealerships have systems in place that track their customers' maintenance records and notify owners of vehicles purchased or serviced at the dealerships when their vehicles are due for periodic services. The dealerships regard service and repair activities as an integral part of their overall approach to customer service, providing an opportunity to foster ongoing relationships with the dealership's customers and deepening customer loyalty.

The dealerships' parts departments support their respective sales and service departments. Each of the dealerships sells factory-approved parts for the vehicle makes and models sold by that dealership. These parts are used either in repairs made by the dealership, sold at retail to its customers or sold at wholesale to independent repair shops and other franchised dealerships. The dealerships employ a parts manager and independently control parts inventory and sales. Our dealerships frequently share parts with each other.

Finance and Insurance Sales. Finance and insurance ("F&I") revenues consist primarily of fees for arranging financing, vehicle service and insurance contracts. The dealerships arrange financing for their customers' vehicle purchases, sell vehicle service contracts and arrange selected types of insurance in connection with the financing of vehicle sales. We provide advanced F&I training to our finance and insurance personnel.

Typically, the dealerships forward proposed financing contracts to manufacturers' captive finance companies, selected commercial banks or other financing parties. The dealerships receive a financing fee from the lender for arranging the financing and, for a limited time, may be assessed a chargeback against a portion of the financing fee. We recognize the expected net fee as revenue at the time we complete the sale and financing of the vehicle. Additionally, we have negotiated incentive programs with several of the financing institutions we use that provide for additional fees to be paid to us when we achieve certain volumes of business with them. We do not own a finance company and, generally, do not retain credit risk after a loan is made.

At the time of a new vehicle sale, the dealerships offer vehicle service contracts to supplement the manufacturer warranty. Additionally, the dealerships sell primary vehicle service contracts for used vehicles. Our dealerships sell service contracts of third party vendors and our manufacturers, for which they receive a fee upon the sale of the contract and are typically assessed a chargeback against a portion of the fee if the contract is terminated prior to its scheduled maturity. In administrator-obligor states, which are states where a third party, not our dealerships, has all responsibility for claims made on the contract, we recognize the expected net fee as revenue at the time we complete the sale of the contract, as the dealership has no future liability. In dealer-obligor states, which are states where our dealership has responsibility for claims made on the contract if the administrator is unable to fulfill its obligation, the fees and related direct costs are deferred and recognized over the life of the contracts. Sales of contracts in dealer-obligor states accounted for approximately 5% of the total number of contracts we sold during 2002. Due to a change in state law during 2002, none of the states we currently operate in are dealer-obligor states.

The dealerships also offer selected types of insurance to customers who arrange the financing of their vehicle purchases through the dealerships. The dealerships sell credit life insurance policies to these customers, providing for repayment of the vehicle loan if the obligor dies while the loan is outstanding. The dealerships also sell accident and disability insurance policies, which provide payment of the monthly loan obligations during a period in which the obligor is disabled. The dealerships sell this insurance through third party vendors and we own a company that reinsures the policies. As such, we defer all of the revenues and direct costs related to the sales of these policies and recognize them over the life of the policies.

Acquisition Program

We have a disciplined two-tier acquisition program that is designed to enhance brand and geographic diversity, create economies of scale and deliver a targeted return on invested capital. Under our acquisition program, we pursue:

(1) "platform" acquisitions of large, profitable and well-managed multi-franchise dealership groups in large metropolitan and suburban geographic markets that we do not currently serve, and

(2) "tuck-in" acquisitions, which are key, single-point dealerships that are added to existing platforms. They allow us to increase brand diversity, capitalize on economies of scale and offer a greater breadth of products and services in each of the markets in which we operate.

At December 31, 2002, our credit facility provided us with the ability to borrow up to $194 million for acquisitions and working capital needs. In addition, at December 31, 2002, we had approximately $20 million of working capital in excess of the amount we believe we need to run our business. We also have used, and may in the future use, subject to market conditions, our common stock to fund a portion of our acquisitions.

Over the past five years, we have purchased 102 dealership franchises with annual revenues of approximately $3.0 billion, disposed of 13 dealership franchises with annual revenues of approximately $154.8 million and been granted 10 new dealership franchises by the manufacturers. Our acquisition target for 2003 is to complete platform and tuck-in acquisitions of dealerships that have approximately $800 million in annual revenues.

Entering New Geographic Markets. We intend, over time, to expand into geographic markets we do not currently serve by acquiring large, profitable and well-established megadealers that are leaders in their regional markets. We pursue megadealers that have superior operational and financial management personnel, whom we seek to retain. We believe that by retaining existing high-quality management we will be able to effectively operate acquired megadealers with management personnel who understand the local market without having to employ and train new and untested personnel.

Expanding Within Existing Markets. We intend to make tuck-in acquisitions of additional dealerships in the markets in which we operate, including acquisitions that increase the brands, products and services offered in these markets. We believe that these acquisitions will increase our operating efficiencies and cost savings on a regional level in areas such as advertising, vendor consolidation, data processing and personnel utilization.

Recent Acquisitions and Dispositions. During 2002 we acquired, or were granted by the manufacturers, a total of 21 franchises. Six of the franchises were part of a platform acquisition in southern California that consisted of Infiniti, Nissan, Mitsubishi, Toyota and two Honda franchises. This platform, located in Van Nuys and Culver City, is our first operation in California and has annual revenues of approximately $400 million. We completed tuck-in acquisitions of nine franchises, consisting of Ford in New Orleans, Nissan in Houston, Buick, Jeep and BMW in Oklahoma, Nissan and Toyota in Boston and Lincoln and Mercury in Amarillo,

Texas. These tuck-in acquisitions have annual revenues of approximately $256 million. The aggregate consideration paid in completing all of the 2002 acquisitions included approximately $81.4 million in cash and the assumption of approximately $59.0 million of inventory financing.

Additionally, we were granted six franchises by the manufacturers during 2002, at no cost to us, three of which, Dodge in Rockwall, Texas, Hummer in Oklahoma, and Mazda in Boston, began operations during 2002. The other three franchises granted, Nissan in California, Nissan in Boston and Ford in Florida, are expected to begin operations in 2003. The granted franchises are expected to generate annual revenues of approximately $171 million.

Effective in January 2003, we purchased three franchises from Robert E. Howard II, a director of the Company, and sold one franchise to a company owned by Mr. Howard. We acquired Ford, Lincoln and Mercury franchises, with $131.2 million in annual revenues, and sold a Mercedes-Benz franchise, with $47.4 million in annual revenues. All of these franchises are located in Oklahoma City. In completing the acquisitions, the aggregate consideration paid by us consisted of $13.6 million of cash, net of cash received and the assumption of approximately $21.1 million of inventory financing. We received $7.4 million in cash from the sale of the Mercedes-Benz dealership franchise and related assets, which exceeded our basis in the dealership by approximately $1.3 million. This excess sales price over cost will be recorded as a reduction of the cost basis in the newly acquired Ford, Lincoln and Mercury dealerships. Additionally, the outstanding inventory financing for the Mercedes-Benz dealership was assumed by a company owned by Mr. Howard.

During 2002, we disposed of five dealership franchises in Boston, Florida and Texas, with annual revenues of approximately $51.2 million. We realized a gain of approximately $0.4 million on these transactions.

Cost and Revenue Synergies

We believe that by consolidating the purchasing power of our dealerships on a centralized basis we have benefited from certain significant cost savings. For example, since we began operations, we have significantly reduced the interest rate on our floorplan financing through our consolidated credit facility. Furthermore, we have benefited from the consolidation of administrative functions such as risk management, employee benefits and employee training. We have also enhanced revenues by benchmarking our dealerships and by establishing preferred providers for retail finance and vehicle service contracts.

Competition

The automotive retailing industry is highly competitive. In large metropolitan areas consumers have a number of choices in deciding where to purchase a new or used vehicle and where to have the vehicle serviced.

In the $380 billion new vehicle market, our dealerships compete with other franchised dealerships in their marketing areas. We also compete for vehicle sales with auto brokers and leasing companies, and with Internet companies that provide customer referrals to other dealerships or who broker vehicle sales between customers and other dealerships. Our dealerships do not have any cost advantage in purchasing new vehicles from the manufacturers, and typically rely on advertising and merchandising, sales expertise, service reputation and location of the dealership to sell new vehicles.

In the $366 billion used vehicle market, our dealerships compete with other franchised dealers, independent used vehicle dealers, automobile rental agencies and private parties for supply and resale of used vehicles.

In the $219 billion parts and service market, our dealerships compete against franchised dealers to perform warranty repairs and against other automobile dealers, franchised and independent service center chains and independent repair shops for non-warranty repair and routine maintenance business. The dealerships compete with other automobile dealers, service stores and auto parts retailers in their parts operations. We believe that the principal competitive factors in parts and service sales are the quality of customer service, the use of factory-approved replacement parts, familiarity with a manufacturer's brands and models, and price. A number of regional or national chains offer selected parts and services at prices that may be lower than our dealerships' prices.

In arranging financing for our customers' vehicle purchases, we compete with a broad range of financial institutions. In addition, financial institutions are now offering F&I products through the Internet, which may reduce our profits on these items. We believe that the principal competitive factors in providing financing are convenience, interest rates and contract terms.

Our success depends, in part, on national and regional automobile-buying trends, local and regional economic factors and other regional competitive pressures. Conditions and competitive pressures affecting the markets in which we operate, such as price-cutting by dealers in these areas, or in any new markets we enter, could adversely affect us, although the retail automobile industry as a whole might not be affected. Some of our competitors may have greater financial, marketing and personnel resources and lower overhead and sales costs. We cannot guarantee that our strategy will be more effective than the strategies of our competitors.

In the acquisition area, we compete with other national dealer groups and individual investors for acquisitions. Some of our competitors may have greater financial resources and competition may increase acquisition pricing. We cannot guarantee that we will be able to complete acquisitions on terms acceptable to us.

Governmental Regulations

A number of regulations affect our business of marketing, selling, financing and servicing automobiles. We are also subject to laws and regulations relating to business corporations generally.

Typically, we must obtain a license in order to establish, operate or relocate a dealership or provide certain automotive repair services. These laws also regulate the way we conduct our business, including our advertising and sales practices.

We may be required to file applications and obtain clearances under applicable federal antitrust laws before completing an acquisition. These regulatory requirements may restrict or delay our acquisitions, and may increase the cost of completing acquisitions.

Various federal and state laws established to protect dealerships from the general unequal bargaining power between the parties also govern the automobile franchise relationship. The following discussion of state court and administrative holdings and various state laws is based on management's beliefs and may not be an accurate description of the state court and administrative holdings and various state laws. The state statutes generally provide that it is a violation for a manufacturer to terminate or fail to renew a franchise without good cause. These statutes also provide that the manufacturer is prohibited from unreasonably withholding approval for a proposed change in ownership of the dealership. Acceptable grounds for disapproval include material reasons relating to the character, financial ability or business experience of the proposed transferee. Accordingly, certain provisions of the franchise agreements, particularly as they relate to a manufacturer's rights to terminate or fail to renew the franchise, have repeatedly been held invalid by state courts and administrative agencies.

Our financing activities with our customers are subject to federal truth in lending, consumer leasing and equal credit opportunity regulations, as well as state and local motor vehicle finance laws, installment finance laws, insurance laws, usury laws and other installment sales laws. Some states regulate finance fees that may be paid as a result of vehicle sales. Penalties for violation of any of these laws or regulations may include revocation of certain licenses, assessment of criminal and civil fines and penalties, and in certain instances, create a private cause of action for individuals. We believe that our dealerships comply substantially with all laws and regulations affecting their business and do not have any material liabilities under such laws and regulations and that compliance with all such laws and regulations will not, individually or in the aggregate, have a material adverse effect on our operations, earnings or competitive position.

Environmental Matters

We are subject to a wide range of federal, state, and local environmental laws and regulations, including those governing discharges into the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes, and the remediation of contamination arising from spills and releases. These environmental laws and regulations have become very complex and stringent over the years, and the task of achieving and maintaining full compliance with all applicable environmental laws and regulations has become much more rigorous. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of injunctions that limit or prohibit certain activities, or the performance of investigatory and remedial activities. We believe that we are in substantial compliance with current applicable environmental laws and regulations and that continued compliance with these existing laws and regulations will not have a material adverse effect on our operations, earnings or competitive position. Moreover, we generally obtain environmental studies on dealerships to be acquired and, as necessary, implement environmental management or remedial activities to reduce the risk of noncompliance with environmental laws and regulations.

As with automobile dealerships generally, and parts, service and collision service center operations in particular, our business involves the generation, use, handling, storage, transport and disposal of hazardous or toxic substances or wastes. Operations involving the management of hazardous and nonhazardous wastes are subject to requirements of the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. Pursuant to these laws, federal and state environmental agencies have established approved methods for storage, treatment, and disposal of regulated wastes with which we must comply.

Our business involves the use of aboveground and underground storage tanks. Under applicable laws and regulations, we are responsible for the proper use, maintenance and abandonment of regulated storage tanks which we own or operate, and for remediation of subsurface soils and groundwater impacted by releases from such existing or abandoned aboveground or underground storage tanks. In addition to these regulated tanks, we own, operate or have otherwise abandoned, other underground and aboveground devices or containers (e.g., automotive lifts and service pits) that may not be classified as regulated tanks, but which are capable of releasing stored materials into the environment, thereby potentially obligating us to remediate any soils or groundwater resulting from such releases.

We are also subject to laws and regulations governing remediation of contamination at facilities we operate or to which we send hazardous or toxic substances or wastes for treatment, recycling or disposal. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, and analogous state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances released at such sites. Under CERCLA, these "responsible parties" may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances.

We currently own or lease, and in connection with our acquisition program will in the future own or lease, properties that in some instances have been used for auto retailing and servicing for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, it is possible that environmentally sensitive materials such as new and used motor oil, transmission fluids, antifreeze, lubricants, solvents and motor fuels may have been spilled or released on or under the properties owned or leased by us or on or under other locations where such materials were taken for disposal. Further, we believe that structures found on some of these properties may contain suspect asbestos-containing materials, albeit in an undisturbed condition. In addition, many of these properties have been operated by third parties whose use, handling and disposal of such environmentally sensitive materials were not under our control.

These properties and the waste materials spilled, released or otherwise found thereon may be subject to RCRA, CERCLA and analogous state laws. Under such laws, we could be required to remove or remediate previously spilled or released waste materials (including such materials spilled or released by prior owners or operators), or property contamination (including groundwater contamination caused by prior owners or operators), or to perform monitoring or remedial activities to prevent future contamination (including asbestos found to be in a friable and disturbed condition).

In September 2001, we responded to a request for information from the U.S. Environmental Protection Agency ("EPA") regarding materials sent by one of our dealerships to the R&H Oil Company site in Bexar County, Texas, which site currently has been proposed for inclusion on the EPA's National Priorities List of Superfund sites. Our dealership apparently is one of some 300 or more parties that may have contributed materials to the R&H site. We received no response from the EPA in 2002 in follow-up to our September 2001 correspondence. Our records indicate that this dealership sent one 50-gallon barrel of used oil to the R&H site. In addition, five of our dealerships, as well as approximately 2,000 other parties, were notified in late December 2001, by the Georgia Department of Natural Resources ("GDNR") of their identification as potentially responsible parties ("PRPs") with respect to the M&J Solvents site in Atlanta, Georgia, which is on the agency's Hazardous Site Inventory list. Currently, the agency is pursuing delineation activities at the M&J Solvents site. We received no response from the GDNR in 2002 in follow-up to the initial notifications made in December 2001. No further response is required from us with respect to either of these matters at this time.

More recently, in January 2003, we, along with some 100 other parties, received a letter from a private party who is seeking all of our participation in a voluntary mediation with the EPA and the U.S. Department of Justice regarding the remedial liabilities of PRPs at the Double Eagle Refinery Superfund site in Oklahoma City, Oklahoma. Our involvement in this matter is only in the beginning stages and we are currently evaluating our possible identification as a PRP at the Double Eagle Refinery Superfund site, as well as the potential liabilities associated with any such identification as a PRP.

During the last week of December 2001, the Miller dealerships (together will all other new car dealerships in the State of California) received a 60-Day Notice of Intent to Sue ("Notice") from Citizens for Responsible Business, Inc. ("CFRB") under California's Proposition 65. The Notice alleged that the dealerships exposed its employees and customers to a variety of harmful chemicals without furnishing them with prior notice that those chemicals may cause cancer, birth defects or other reproductive harm. Proposition 65 is codified in California's Health & Safety Code, Sections 25249.5, et seq. On January 28, 2002, California's Attorney General's Office sent a letter to CFRB's attorneys, challenging their Notice on the basis that CFRB had no apparent substantiation of its various contentions. CFRB thereafter complied with the Attorney General's request for substantiation by providing 14 binders of studies and test data, after which CFRB received a letter of September 25, 2002, from the Attorney General's Office, confirming that CFRB could proceed with its action. Thereafter, in December, 2002, CFRB sent a new round of 60-Day notices under Proposition 65 to all California dealers, including the Miller dealerships. Although we believe that a civil lawsuit will shortly be filed and served by CFRB, as a follow up to their Notice, we have not yet been served with the lawsuit.

Further, the Federal Water Pollution Control Act, also known as the Clean Water Act, and comparable state laws prohibit discharges of pollutants into regulated waters without authorized National Pollution Discharge Elimination System (NPDES) and similar state permits, require containment of potential discharges of oil or hazardous substances, and require preparation of spill contingency plans. Some of our operations involving the release of emissions, such as spray painting activities, are also subject to regulation under the Clean Air Act and comparable state and local requirements. We believe we are in substantial compliance with these water and air related laws and regulations.

Employees

As of December 31, 2002, we employed approximately 7,100 people, of whom approximately 820 were employed in managerial positions, 2,160 were employed in non-managerial vehicle sales department positions, 3,190 were employed in non-managerial parts and service department positions and 930 were employed in administrative support positions.

We believe that our relationships with our employees are favorable. None of our employees are represented by a labor union, however, because of our dependence on the manufacturers we may be affected by labor strikes, work slowdowns and walkouts at the manufacturers' manufacturing facilities. Additionally, labor strikes, work slowdowns and walkouts at businesses participating in the distribution of the manufacturers' products may also affect us.

Risk Factors

Our relationship with our manufacturers imposes a number of restrictions on our operations.

The following table sets forth the percentage of our new vehicle retail unit sales attributable to the manufacturers we represented during 2002 that represented 10% or more of our new vehicle retail unit sales:

Manufacturer	Percentage of Our New Vehicle Retail Units *Sold during the Twelve* Months ended December 31, 2002
Ford	26.6%
Toyota/Lexus	25.5%
DaimlerChrysler	13.0%
General Motors	11.8%

Franchise Agreements. Each of our dealerships operates under a franchise agreement with one of our manufacturers (or authorized distributors). Under our dealership franchise agreements, the manufacturers exert considerable influence over the operations of our dealerships. Each of the franchise agreements may be terminated or not renewed by the manufacturer for a variety of reasons, including any unapproved changes of ownership or management. While we believe that we will be able to renew all of our franchise agreements, we cannot guarantee that all of our franchise agreements will be renewed or that the terms of the renewals will be favorable to us. Our franchise agreements do not give us the exclusive right to sell a manufacturer's product within a given geographic area. Accordingly, a manufacturer may, subject to any protection of state law, grant another dealer a franchise to start a new dealership near one of our locations, or an existing dealer may move a dealership to a location, which would compete directly with us.

Acquisitions. We must obtain the consent of the manufacturer prior to the acquisition of any of its dealership franchises. Delays in obtaining, or failing to obtain, manufacturer approvals for dealership acquisitions could adversely affect our acquisition program. Obtaining the consent of a manufacturer for the acquisition of a dealership could take a significant amount of time or might be rejected entirely. In determining whether to approve an acquisition, manufacturers may consider many factors, including the moral character and business experience of the dealership principals and the financial condition, ownership structure and customer satisfaction index scores of our dealerships.

Our manufacturers attempt to measure customers' satisfaction with automobile dealerships through systems generally known as the customer satisfaction index or "CSI." The manufacturers have modified the components of their CSI scores from time to time in the past, and they may replace them with different systems at any time. To date, we have not been materially adversely affected by these standards and have not been denied approval of any acquisition based on low CSI scores. However, we cannot assure you that we will be able to comply with these standards in the future.

In addition, a manufacturer may limit the number of its dealerships that we may own or the number that we may own in a particular geographic area. If we reach a limitation imposed by a manufacturer for a particular geographic market, we will be unable to make additional tuck-in acquisitions in that market of that manufacturer's franchises, which could limit our ability to grow in that geographic area. In addition, geographic limitations imposed by manufacturers could restrict our ability to acquire platforms whose markets overlap with those already served by us. The following is a summary of the restrictions imposed by the manufacturers that accounted for 10% or more of our new vehicle retail unit sales.

Ford. Ford currently limits the number of dealerships that we may own to the greater of (1) 15 Ford and 15 Lincoln and Mercury dealerships and (2) that number of Ford, Lincoln and Mercury dealerships accounting for 5% of the preceding year's total Ford, Lincoln and Mercury retail sales of those brands in the United States. Currently, we own a total of 23 Ford, Lincoln and Mercury dealership franchises and represent only approximately 0.7% of the national retail sales of Ford, Lincoln and Mercury. In addition, Ford limits us to one Ford dealership in a Ford-defined market area having two or less authorized Ford dealerships and one-third of Ford dealerships in any Ford-defined market area having more than three authorized Ford dealerships. In many of its dealership franchise agreements Ford has the right of first refusal to acquire, subject to applicable state law, a Ford franchised dealership when its ownership changes. Currently, Ford is emphasizing increased sales performance from all of its franchised dealers, including our Ford dealerships. To this end, Ford has requested that we focus on the performance of owned dealerships as opposed to acquiring additional Ford dealerships. We intend to comply with this request.

Toyota/Lexus. Toyota restricts the number of dealerships that we may own and the time frame over which we may acquire them. Under Toyota's standard Multiple Ownership Agreement, we may acquire additional dealerships, over a minimum of seven semi-annual periods, up to a maximum number of dealerships equal to 5% of Toyota's aggregate national annual retail sales volume. In addition, Toyota restricts the number of Toyota dealerships that we may acquire in any Toyota-defined region and "Metro" market, as well as any contiguous market. We may acquire only three Lexus dealerships nationally, including only two Lexus dealerships in any one of the four Lexus geographic areas. While we own a Lexus companion dealership located south of Houston, this dealership is not considered by Lexus to be a new and separate Lexus dealership for purposes of the restriction on the number of Lexus dealerships we may acquire. Currently, we own nine Toyota and two Lexus dealership franchises and represent only approximately 1.3% of the national retail sales of Toyota.

General Motors. General Motors ("GM") currently evaluates our acquisitions of GM dealerships on a case-by-case basis. GM, however, limits the maximum number of GM dealerships that we may acquire at any time to 50% of the GM dealerships, by franchise line, in a GM-defined geographic market area. Currently, we own 20 GM dealership franchises and could acquire approximately 7,900 GM dealership franchises, dependent upon franchise line. Additionally, our current agreement with GM does not include Saturn dealerships and our future acquisition of a Saturn dealership will be subject to GM approval on a case-by-case basis.

DaimlerChrysler. Currently, we have no agreement with Chrysler restricting our ability to acquire Chrysler dealerships. Chrysler has advised us that in determining whether to approve an acquisition of a Chrysler dealership, Chrysler considers the number of Chrysler dealerships the acquiring company already owns. Chrysler currently carefully considers, on a case-by-case basis, any acquisition that would cause the acquiring company to own more than 10 Chrysler dealerships nationally, six in the same Chrysler-defined zone and two in the same market. Our agreement with Mercedes-Benz, in addition to limitations on the number of dealership franchises in particular metropolitan markets and regions, limits us to a maximum of the greater of four Mercedes-Benz dealership franchises or the number of dealership franchises that would account for up to 3% of the preceding year's total Mercedes-Benz retail sales. Currently, we own 23 Chrysler and one Mercedes-Benz dealership franchises.

Financings. Provisions in our agreements with our manufacturers may restrict, in the future, our ability to obtain certain types of financing. A number of our manufacturers prohibit pledging the stock of their franchised dealerships. For example, our agreement contains provisions prohibiting pledging the stock of our GM franchised dealerships. Our agreement with Ford permits pledging our Ford franchised dealerships' stock and assets, but only for Ford dealership-related debt. Moreover, our Ford agreement permits our Ford franchised dealerships to guarantee, and to use Ford franchised dealership assets to secure our debt, but only for Ford dealership-related debt. Ford waived that requirement with respect to our March 1999, senior subordinated notes offering and the subsidiary guarantees of those notes. Certain of our manufacturers require us to meet certain financial ratios, which, if we fail to meet these ratios the manufacturers may reject proposed acquisitions, and may give them the right to purchase their franchises for fair value.

Our Ownership and Management. As a condition to granting their consent to our previous acquisitions and our public offerings of common stock, some of our manufacturers have imposed other restrictions on us. These restrictions prohibit, among other things:

- any one person, who in the opinion of the manufacturer is unqualified to own its franchised dealership or has interests incompatible with the manufacturer, from acquiring more than a specified percentage of our common stock (for example, 20% in the case of General Motors and Toyota, and 50% in the case of Ford);
- certain material changes in our business or extraordinary corporate transactions such as a merger or sale of a material amount of our assets;
- the removal of a dealership general manager without the consent of the manufacturer;
- the use of dealership facilities to sell or service new vehicles of other manufacturers, in certain situations; and
- change in control of our Board of Directors or management.

If we are unable to comply with these restrictions, we generally must (1) sell the assets of the dealerships to the manufacturer or to a third party acceptable to the manufacturer, or (2) terminate the dealership agreements with the manufacturer. Our manufacturers may impose additional restrictions on us in the future.

Operations. We depend on our manufacturers for operational support:

- We depend on the manufacturers to provide us with a desirable mix of new vehicles. The most popular vehicles usually produce the highest profit margins and are frequently difficult to obtain from the manufacturers. If we cannot obtain sufficient quantities of the most popular models, our profitability may be adversely affected. Sales of less desirable models may reduce our profit margins.
- We depend on our manufacturers for sales incentives and other programs that are intended to promote dealership sales or support dealership profitability. Manufacturers historically have made many changes to their incentive programs during each year. A discontinuation or change in our manufacturers' incentive programs could adversely affect our business. Moreover, some manufacturers use a dealership's CSI scores as a factor for participating in incentive programs. Failure to comply with the CSI standards could adversely affect our participation in dealership incentive programs, which could have a material adverse effect on us.

Our manufacturer agreements also specify that, in certain situations, we cannot operate a dealership franchised by another manufacturer in the same building as that manufacturer's franchised dealership. In addition, some manufacturers, like GM, are in the process of realigning their franchised dealerships along defined "channels," such as combining Pontiac, Buick and GMC in one dealership location. As a result, GM may require us to move or sell some dealerships. Moreover, our manufacturers generally require that the dealership premises meet defined image standards. All of these requirements could impose significant capital expenditures on us in the future.

Pursuant to the automobile dealership franchise agreements to which our dealerships are subject, all dealerships are required to maintain a certain minimum working capital, as determined by the manufacturers. This requirement could require us to utilize available capital to maintain the working capital levels of our dealerships at manufacturer-required levels.

Our success depends upon the overall success of the line of vehicles that each of our dealerships sells.

Demand for our manufacturers' vehicles as well as the financial condition, management, marketing, production and distribution capabilities of our manufacturers affect our business. Our Ford, Toyota/Lexus, GM and DaimlerChrysler dealerships represented approximately 77% of our 2002 total new vehicle retail sales. Although we have attempted to lessen our dependence on any one manufacturer by buying dealerships representing a number of different domestic and foreign manufacturers, events such as labor disputes and other production disruptions that may adversely affect a manufacturer may also adversely affect us. Similarly, the late delivery of vehicles from manufacturers, which sometimes occurs during periods of new product introductions, can lead to reduced sales during those periods. Moreover, any event that causes adverse publicity involving any of our manufacturers may have an adverse effect on us regardless of whether such event involves any of our dealerships.

Growth in our revenues and earnings will be impacted by our ability to acquire and successfully integrate and operate dealerships.

We cannot guarantee that we will be able to identify and acquire dealerships in the future. In addition, we cannot guarantee that such acquisitions will be successful or will be on terms and conditions consistent with past acquisitions. Restrictions by our manufacturers, as well as covenants contained in our debt instruments, limit our ability to acquire additional dealerships. In addition, increased competition for acquisition candidates may develop, which could result in fewer acquisition opportunities available to us and/or higher acquisition prices. Some of our competitors may have greater financial resources than us.

We will continue to need substantial capital in order to acquire additional automobile dealerships. In the past, we have financed these acquisitions with a combination of cash flow from operations, proceeds from borrowings under our credit facility, bond issuances and stock offerings and issuances of our common stock to the sellers of the acquired dealerships.

We currently intend to finance future acquisitions by issuing shares of common stock as full or partial consideration for acquired dealerships. The use of common stock as consideration for acquisitions will depend on two factors: (i) the market value of our common stock at the time of the acquisition and (ii) the willingness of potential acquisition candidates to accept common stock as part of the consideration for the sale of their businesses. If potential acquisition candidates are unwilling to accept our common stock, we will be forced to rely solely on available cash or debt or equity financing, which could adversely affect our acquisition program. Accordingly, our ability to make acquisitions could be adversely affected if the price of our common stock is depressed.

In addition, managing and integrating additional dealerships into our existing mix of dealerships may result in substantial costs, delays or other operational or financial problems. Acquisitions involve a number of special risks, including the difficulties of managing operations located in geographic areas where we have not previously operated, possible diversion of resources and management's attention, inability to retain key personnel at the acquired entity and risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on our business, financial condition and results of operations. Although we conduct what we believe to be a prudent level of investigation regarding the operating condition of the business we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual operating condition of these businesses. Until we actually assume operating control of such business assets, we may not be able to ascertain the actual value of the acquired entity.

The loss of key personnel could adversely affect our operations and growth.

We depend to a large extent upon the abilities and continued efforts of our executive officers, senior management and principals of our dealerships. Furthermore, we will likely be dependent on the senior management of any dealerships acquired in the future. We have long-term employment agreements with our Chairman/President/CEO and some of the principals of our dealerships. Our two Executive Vice Presidents are currently employed under employment agreements that operate on a month-to-month basis. If any of those persons leave or if we fail to attract and retain other qualified employees, our business could be adversely affected. We currently have no key man insurance for any of our officers or executive management.

Changes in interest rates could adversely impact our profitability.

All of the borrowings under our credit facility bear interest based on a floating rate. A significant increase in interest rates could cause a substantial increase in our cost of borrowing. At times, we manage our exposure to interest rate volatility through the use of interest rate swaps.

Additionally, a significant increase in interest rates could adversely impact our ability to arrange financing for vehicle sales at rates acceptable to our customers and the volume of fees we receive for arranging the financing.

Changes in our insurance programs could adversely impact our profitability.

Automobile dealerships require insurance covering a broad variety of risks. We have insurance on our real property, comprehensive coverage for our vehicle inventory, general liability insurance, employee dishonesty coverage, employment practices liability insurance, pollution coverage and errors and omissions insurance in connection with vehicle sales and financing activities. Additionally, our insurance includes umbrella policies with a $105 million aggregate limit, which covers losses in excess of our $500 thousand self-insured retention on general liability claims.

Additionally, we retain some risk of loss under our self-insured medical and property/casualty programs. Changes in the insurance market could impact our level of retained risk and our results of operations.

We are subject to a number of risks associated with importing inventory.

A portion of our new vehicle business involves the sale of vehicles, vehicle parts or vehicles composed of parts that are manufactured outside the United States. As a result, our operations are subject to customary risks associated with imported merchandise, including fluctuations in the value of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and economic conditions in foreign countries.

The United States or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs on imported merchandise. Any of those impositions or adjustments could affect our operations and our ability to purchase imported vehicles and parts. This, in turn, could have an adverse effect on our business.

The cyclicality and seasonality of vehicle sales may adversely impact our profitability.

Our operations, like the automotive retailing industry in general, can be impacted by a number of factors relating to general economic conditions, including consumer business cycles, consumer confidence, economic conditions, availability of consumer credit and interest rates. Although the above factors, among others, may impact our business, we believe the impact on our operations of future negative trends in such factors will be somewhat mitigated by our (i) parts, service and collision repair service operations, (ii) variable cost structure, (iii) geographic diversity and (iv) product diversity.

Our operations are subject to seasonal variations, with the second and third quarters generally contributing more operating profit than the first and fourth quarters. Three primary forces drive this seasonality: (i) manufacturer-related factors, primarily the historical timing of major manufacturer incentive programs and model changeovers, (ii) weather-related factors and (iii) consumer buying patterns.

The automotive retailing industry is highly competitive, which may reduce our profitability and growth.

Our business and acquisition activity is subject to intense competition. Please see "Business–Competition" for a discussion of competition in our industry.

Governmental regulation and environmental regulation compliance costs may adversely affect our profitability.

We are subject to a number of regulations that affect our business, the compliance of which may impose substantial costs on us. Please see "Business–Governmental Regulations" and "Environmental Matters" for a discussion of the effect of such regulations on us.

Our stockholder rights plan and certain provisions of our certificate of incorporation and bylaws contain certain provisions that make a takeover of Group 1 difficult.

Our stockholder rights plan and certain provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of Group 1, even if such change of control would be beneficial to stockholders. These include provisions:

- providing for a board of directors with staggered, three-year terms, permitting the removal of a director from office only for cause;
- allowing only the board of directors to set the number of directors;
- requiring super-majority or class voting to affect certain amendments to our certificate of incorporation and bylaws;
- limiting the persons who may call special stockholders' meetings;
- limiting stockholder action by written consent;
- establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholders' meetings; and
- allowing our board of directors to issue shares of preferred stock without stockholder approval.

Certain of our dealer agreements prohibit the acquisition of more than a specified percentage of common stock without the consent of the relevant manufacturer. These terms of our dealer agreements could also make it more difficult for a third party to acquire control of Group 1.

Internet Website and Availability of Public Filings

Our Internet address is www.group1auto.com. We make available free of charge through our Internet website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. Commencing February 3, 2003, we made our SEC filings available via a direct link to our filings on the SEC website. During 2002, and through February 3, 2003, we made our filings available via the FreeEdgar website, which required the user to request a list of our filings.

Item 2. Properties

We use a number of facilities to conduct our dealership operations. Each of our dealerships may include facilities for (1) new and used vehicle sales, (2) vehicle service operations, (3) retail and wholesale parts operations, (4) collision service operations, (5) storage and (6) general office use. We try to structure our operations so as to avoid the ownership of real property. In connection with our acquisitions, we generally seek to lease rather than acquire the facilities on which the acquired dealerships are located. We generally enter into lease agreements with respect to such facilities that have 30-year total terms with 15-year initial terms and three five-year option periods, at our option. As a result, we lease the majority of our facilities under long-term operating leases.

Item 3. Legal Proceedings

From time to time, our dealerships are named in claims involving the manufacture of automobiles, contractual disputes and other matters arising in the ordinary course of business. Currently, no legal proceedings are pending against or involve us that, in our opinion, could be expected to have a material adverse effect on our business, financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "GPI." There were 117 holders of record of our common stock as of February 28, 2003.

The following table presents the quarterly high and low sales prices for our common stock since January 1, 2001, as reported on the New York Stock Exchange Composite Tape under the symbol "GPI."

	High	Low
2001:		
First Quarter	$13.00	$8.13
Second Quarter	29.98	12.00
Third Quarter	34.95	20.00
Fourth Quarter	34.99	25.00
2002:		
First Quarter	43.69	25.31
Second Quarter	50.80	34.85
Third Quarter	38.11	22.20
Fourth Quarter	24.75	18.00

We have never declared or paid dividends on our common stock. Generally, we have retained earnings to finance the development and expansion of our business. Any decision to pay dividends will be made by our Board of Directors after considering our results of operations, financial condition, capital requirements, general business conditions and other factors.

Certain provisions of the credit facility and the senior subordinated notes require us to maintain certain financial ratios and limit the amount of disbursements outside the ordinary course of business, including limitations on the payment of cash dividends and stock repurchases, which are limited to 33% of net income.

Item 6. Selected Financial Data

The following selected historical financial data as of December 31, 2002, 2001, 2000, 1999 and 1998, and for the five years in the period ended December 31, 2002, have been derived from our audited financial statements. This selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere in this Form 10-K.

We have accounted for all of our dealership acquisitions using the purchase method of accounting and, as a result, we do not include in our financial statements the results of operations of these dealerships prior to the date they were acquired by us. As a result of the effects of our acquisitions and other potential factors in the future, the historical financial information described in the selected financial data is not necessarily indicative of the results of operations and financial position of Group 1 in the future or the results of operations and financial position that would have resulted had such acquisitions occurred at the beginning of the periods presented in the selected financial data.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(dollars in thousands, except per share amounts)				
Income Statement Data:					
Revenues	$4,214,364	$3,996,374	$3,586,146	$2,508,324	$1,630,057
Cost of sales	3,562,069	3,389,122	3,058,709	2,131,967	1,393,547
Gross profit	652,295	607,252	527,437	376,357	236,510
Selling, general and administrative expenses	502,732	458,546	393,679	279,791	178,038
Depreciation and amortization	11,940	17,358	16,038	10,616	6,426
Income from operations	137,623	131,348	117,720	85,950	52,046
Other income (expense):					
Floorplan interest expense	(19,371)	(27,935)	(37,536)	(20,395)	(12,837)
Other interest expense, net	(9,925)	(13,863)	(15,500)	(10,052)	(4,027)
Other income (expense), net	(1,045)	(128)	1,142	186	39
Income before income taxes	107,282	89,422	65,826	55,689	35,221
Provision for income taxes	40,217	33,980	25,014	22,174	14,502
Net income	$67,065	$55,442	$40,812	$33,515	$20,719
Earnings per share:					
Basic	$2.93	$2.75	$1.91	$1.62	$1.20
Diluted	$2.80	$2.59	$1.88	$1.55	$1.16
Weighted average shares outstanding:					
Basic	22,874,918	20,137,661	21,377,902	20,683,308	17,281,165
Diluted	23,968,072	21,415,154	21,709,833	21,558,920	17,904,878

	As of December 31,				
	2002	2001	2000	1999	1998
	(in thousands)				
Balance Sheet Data:					
Working capital	$93,755	$154,713	$54,769	$80,128	$48,251
Inventories, net	622,205	454,961	527,101	386,255	219,176
Total assets	1,423,765	1,054,425	1,099,553	842,910	477,710
Total long-term debt, including current portion	84,219	97,186	141,899	114,250	45,787
Stockholders' equity	443,417	392,243	247,416	232,029	136,184
Long-term debt to capitalization	16%	20%	36%	33%	25%

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a leading operator in the $1 trillion automotive retailing industry. Through a series of acquisitions, we operate 114 dealership franchises in California, Colorado, Florida, Georgia, Louisiana, Massachusetts, New Mexico, Oklahoma and Texas. Through our dealerships and Internet sites, we sell new and used cars and light trucks; arrange related financing, vehicle service and insurance contracts; provide maintenance and repair services; and sell replacement parts. We also operate 25 collision service centers.

We have diverse sources of revenues, including: new car sales, new truck sales, used car sales, used truck sales, manufacturer remarketed vehicle sales, parts sales, service sales, collision repair services, financing fees, vehicle service contract fees, insurance fees and after-market product sales. Sales revenues from new and used vehicle sales and parts and service sales include sales to retail customers, other dealerships and wholesalers. Finance and insurance revenues include fees from arranging financing, vehicle service and insurance contracts, net of a provision for anticipated chargebacks.

Our total gross margin varies as our merchandise mix (the mix between new vehicle sales, used vehicle sales (retail and wholesale), parts and service sales, collision repair service sales and finance and insurance revenues) changes. Our gross margin on the sale of products and services varies significantly, with new vehicle sales generally resulting in the lowest gross margin and finance and insurance revenues generally resulting in the highest gross margin. When our new vehicle sales increase or decrease at a rate greater than our other revenue sources, our gross margin responds inversely. Factors such as seasonality, weather, cyclicality and manufacturers' advertising and incentives may impact our merchandise mix, and therefore influence our gross margin.

Selling, general and administrative expenses consist primarily of incentive-based compensation for sales, administrative, finance and general management personnel, rent, marketing, insurance and utilities. We believe that approximately 65% of our selling, general and administrative expenses are variable, allowing us to adjust our cost structure based on business trends. It takes about three months to adjust our cost structure when business volume changes significantly. Interest expense consists of interest charges on interest-bearing debt, including floorplan inventory financing, net of interest income earned. We receive interest assistance from various of our manufacturers. This assistance, which is reflected as a reduction of cost of sales, has ranged between 80% and 160% of floorplan interest expense over the past three years, mitigating the impact of interest rate changes on our financial results.

Results of Operations

Selected Operational and Financial Data for the Years Ended December 31, 2002 and December 31, 2001

New Vehicle Data

(dollars in thousands,
except per unit amounts)

	2002	2001	Increase/ (Decrease)	Percent Change
Retail unit sales	95,005	90,615	4,390	4.8 %
Retail sales revenues	$2,526,847	$2,373,299	$153,548	6.5 %
Gross profit (1)	$189,624	$187,360	$2,264	1.2 %
Average gross profit per retail unit sold	$1,996	$2,068	$(72)	(3.5)%
Gross margin (1)	7.5 %	7.9 %	(0.4) %	–

(1) Interest assistance is recorded as a reduction of cost of sales, as the vehicles are sold to third parties. Interest assistance varies with changes in interest rates and will impact gross margin.

Used Vehicle Data

(dollars in thousands,
except per unit amounts)

	2002	2001	Increase/ (Decrease)	Percent Change
Retail unit sales	65,698	67,927	(2,229)	(3.3)%
Wholesale unit sales	39,754	37,771	1,983	5.3 %
Retail sales revenues	$921,359	$949,086	$(27,727)	(2.9)%
Wholesale sales revenues	222,529	190,565	31,964	16.8 %
Total revenues	$1,143,888	$1,139,651	$4,237	0.4 %
Total gross profit	$96,079	$96,798	$(719)	(0.7)%
Total gross margin (1)	8.4 %	8.5 %	(0.1) %	–
Average gross profit per retail unit sold (2)	$1,462	$1,425	$37	2.6 %
Retail gross margin (1)	10.4 %	10.2 %	0.2 %	–
Wholesale gross loss	$(7,895)	$(6,707)	$(1,188)	17.7 %
Average wholesale gross loss per wholesale unit sold	$(199)	$(178)	$(21)	11.8 %
Wholesale gross margin	(3.5) %	(3.5)%	(0.0) %	–

(1) Total gross margin equals total gross profit divided by total revenues. Retail gross margin equals total gross profit, which includes wholesale gross loss, divided by retail sales revenues. The profit or loss on wholesale sales are included in this number, as these transactions facilitate retail vehicle sales and are not expected to generate profit.

(2) Average gross profit per retail unit sold equals total gross profit, which includes wholesale gross loss, divided by retail unit sales. The profit or loss on wholesale sales are included in this number, as these transactions facilitate retail vehicle sales and are not expected to generate profit.

Parts and Service Data

(dollars in thousands)

	2002	2001	Increase	Percent Change
Sales revenues	$402,169	$360,201	$41,968	11.7 %
Gross profit	$225,132	$199,871	$25,261	12.6 %
Gross margin	56.0 %	55.5 %	0.5 %	–

Finance and Insurance Data

(dollars in thousands,
except per unit amounts)

	2002	2001	Increase	Percent Change
Retail new and used unit sales	160,703	158,542	2,161	1.4 %
Retail finance fees	$58,869	$56,272	$2,597	4.6 %
Vehicle service contract fees	52,346	44,080	8,266	18.8 %
Other finance and insurance revenues	30,245	22,871	7,374	32.2 %
Total finance and insurance revenues	$141,460	$123,223	$18,237	14.8 %
Finance and insurance revenues, per retail unit sold	$880	$777	$103	13.3 %

Same Store Revenues Comparison (1)

(dollars in thousands)

	2002	2001	Increase/ (Decrease)	Percent Change
New vehicle retail sales	$2,279,737	$2,323,086	$(43,349)	(1.9) %
Used vehicle retail sales	834,268	922,375	(88,107)	(9.6) %
Used vehicle wholesale sales	198,999	180,917	18,082	10.0 %
Parts and service sales	348,654	349,163	(509)	(0.1) %
Retail finance fees	52,472	56,261	(3,789)	(6.7) %
Vehicle service contract fees	44,606	43,233	1,373	3.2 %
Other finance and insurance revenues, net	27,693	22,138	5,555	25.1 %
Total same store revenues	$3,786,429	$3,897,173	$(110,744)	(2.8) %

(1) Includes only those dealerships owned during all of the months of both periods in the comparison.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Revenues. Revenues increased $218.0 million, or 5.5%, to $4,214.4 million for the year ended December 31, 2002, from $3,996.4 million for the year ended December 31, 2001. The growth in total revenues came from acquisitions, which were partially offset by a same store revenues decline of $110.7 million.

New vehicle revenues increased $153.5 million, as acquired operations offset a same store decline of $43.3 million. The same store revenues decreased slightly, which reflected a less robust vehicle market in 2002, as compared to the near-record new vehicle sales in 2001, for all automobile retailers in the United States.

Our used vehicle retail revenues declined $27.7 million as revenues from acquired operations were offset by an $88.1 million decline in our same store sales. The same store sales decline was due to high levels of manufacturer incentives on new vehicle sales, which reduced the price difference to the customer between a late model used vehicle and a new vehicle, thus switching more customers to new vehicles. Wholesale sales increased $32.0 million. The decline in retail sales required us to wholesale more vehicles to keep inventory turns on target and inventory levels in line with expected retail sales volumes.

The increase in parts and service revenues of $42.0 million was from acquired operations as our same store sales declined $0.5 million. The primary driver of the same store sales decline was the Ford/Firestone tire recall, which caused a one-time increase in warranty and associated repairs at our Ford dealerships during 2001. Also contributing to the decrease was increased business during the summer months of 2001, due to the damage caused by tropical storm Allison, in Houston. These declines offset the same store increases we had in other areas of our operations.

Retail finance fee revenues increased $2.6 million, with a $3.8 million same store decrease partially offsetting the revenues contributed by acquisitions. The same store decline was caused primarily by zero percent financing offered by many of the manufacturers for our customers, which began late in 2001 and continued throughout 2002, which reduced the amount of fees we earned for arranging the financing.

Vehicle service contract fee revenues increased $8.3 million, with same store sales increasing $1.4 million. Included in the revenues from acquired dealerships is $1.3 million of deferred revenues recognized on dealer-obligor contracts written prior to our acquisitions of the dealerships. At the date of acquisition, we moved the dealerships to administrator-obligor contracts.

Other finance and insurance revenues increased $7.4 million, with same store sales contributing $5.6 million. The same store increases are being driven by the introduction and sale of new products, in addition to our training programs.

Gross Profit. Gross profit increased $45.0 million, or 7.4%, to $652.3 million for the year ended December 31, 2002, from $607.3 million for the year ended December 31, 2001. The increase was attributable to an increase in the gross margin from 15.2% for the year ended December 31, 2001, to 15.5% for the year ended December 31, 2002, and increased revenues.

The gross margin increased, as lower margin new and used vehicle revenues decreased as a percentage of total revenues, and increased finance and insurance revenues, per retail unit sold, offset the decline in the new and used vehicle gross margins.

The gross margin on new retail vehicle sales declined to 7.5% from 7.9%, partially due to a reduction in floorplan assistance received from our manufacturers as a result of the decline in interest rates during the year, which reduced our gross profit by $3.8 million and our gross margin by 15 basis points. Floorplan assistance is a purchase discount and is recorded as a reduction of new vehicle cost of sales. Performance below expectations and prior year levels in our Dallas operations accounts for approximately 10 basis points of the decline in our new vehicle margin. Also, generally, the gross profit per retail unit does not vary with changes in the selling prices of the vehicles. As such, the 1.6% increase in our average selling price per new vehicle sold negatively impacted our new vehicle gross margin by 10 basis points.

The gross margin on retail used vehicle sales increased to 10.4% from 10.2% as our dealerships worked to increase the gross profit per unit sold to offset the impact of the reduction of retail used vehicle sales. Our wholesale losses increased, as we wholesaled more vehicles, in light of the decline in the retail sales volume.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $44.2 million, or 9.6%, to $502.7 million for the year ended December 31, 2002, from $458.5 million for the year ended December 31, 2001. The increase was primarily attributable to the additional operations acquired and increased compensation and benefits. Compensation and benefits are largely incentive-based and constitute approximately 60% of total expenses, and increased due to increased gross profit. Selling, general and administrative expenses increased as a percentage of gross profit to 77.1% from 75.5% due primarily to below expected operating performance in our Atlanta and Dallas operations. Excluding the gross profit and selling, general and administrative expenses of our Atlanta and Dallas operations, our selling, general and administrative expenses as a percentage of gross profit would have been 75.1% in 2002.

Interest Expense. Floorplan and other interest expense, net, decreased $12.5 million, or 29.9%, to $29.3 million for the year ended December 31, 2002, from $41.8 million for the year ended December 31, 2001. The decrease was due to a decline in interest rates and a lower average balance of debt outstanding. During the year ended December 31, 2002, there was an approximately 230 basis point reduction in our floorplan financing rate as compared to the prior year. During October 2001, we completed a $98.5 million stock offering and used the proceeds initially to pay down borrowings under our credit facility. By the end of the third quarter of 2002, we had reborrowed the amounts used to pay down the floorplan portion of our credit facility. We have had no borrowings under the acquisition portion of our credit facility during 2002.

Other Income (Expense), net. Other expense increased $917,000 to $(1,045,000) for the year ended December 31, 2002, from $(128,000) for the year ended December 31, 2001. The increase is due primarily to $1.2 million of losses recorded on the repurchases and retirements of a portion of our senior subordinated notes.

Selected Operational and Financial Data for the Years Ended December 31, 2001 and December 31, 2000

New Vehicle Data

(dollars in thousands, except per unit amounts)

	2001	2000	Increase/ (Decrease)	Percent Change
Retail unit sales	90,615	86,729	3,886	4.5 %
Retail sales revenues	$2,373,299	$2,172,786	$200,513	9.2 %
Gross profit (1)	$187,360	$176,522	$10,838	6.1 %
Average gross profit per retail unit sold	$2,068	$2,035	$33	1.6 %
Gross margin (1)	7.9 %	8.1 %	(0.2) %	-

(1) Interest assistance is recorded as a reduction of cost of sales, as the vehicles are sold to third parties. Interest assistance varies with changes in interest rates and will impact gross margin.

Used Vehicle Data

(dollars in thousands, except per unit amounts)

	2001	2000	Increase/ (Decrease)	Percent Change
Retail unit sales	67,927	59,144	8,783	14.9 %
Wholesale unit sales	37,771	37,413	358	1.0 %
Retail sales revenues	$949,086	$808,698	$140,388	17.4 %
Wholesale sales revenues	190,565	199,720	(9,155)	(4.6)%
Total revenues	$1,139,651	$1,008,418	$131,233	13.0 %
Total gross profit	$96,798	$84,599	$12,199	14.4 %
Total gross margin (1)	8.5 %	8.4 %	0.1 %	–
Average gross profit per retail unit sold (2)	$1,425	$1,430	$(5)	(0.3)%
Retail gross margin (1)	10.2 %	10.5 %	(0.3) %	–
Wholesale gross loss	$(6,707)	$(5,361)	$(1,346)	25.1 %
Average wholesale gross loss per wholesale unit sold	$(178)	$(143)	$(35)	24.5 %
Wholesale gross margin	(3.5) %	(2.7) %	(0.8) %	–

(1) *Total gross margin equals total gross profit divided by total revenues. Retail gross margin equals total gross profit,* which includes wholesale gross loss, divided by retail sales revenues. The profit or loss on wholesale sales are included in this number, as these transactions facilitate retail vehicle sales and are not expected to generate profit.

(2) Average gross profit per retail unit sold equals total gross profit, which includes wholesale gross loss, divided by retail unit sales. The profit or loss on wholesale sales are included in this number, as these transactions facilitate retail vehicle sales and are not expected to generate profit.

Parts and Service Data

(dollars in thousands)

	2001	2000	Increase	Percent Change
Sales revenues	$360,201	$306,089	$54,112	17.7 %
Gross profit	$199,871	$167,463	$32,408	19.4 %
Gross margin	55.5 %	54.7 %	0.8 %	–

Finance and Insurance Data

(dollars in thousands, except per unit amounts)

	2001	2000	Increase	Percent Change
Retail new and used unit sales	158,542	145,873	12,669	8.7 %
Retail finance fees	$56,272	$45,043	$11,229	24.9 %
Vehicle service contract fees	44,080	37,484	6,596	17.6 %
Other finance and insurance revenues	22,871	16,326	6,545	40.1 %
Total finance and insurance revenues	$123,223	$98,853	$24,370	24.7 %
Finance and insurance revenues, per retail unit sold	$777	$678	$99	14.6 %

Same Store Revenues Comparison (1)

(dollars in thousands)

	2001	2000	Increase/ (Decrease)	Percent Change
New vehicle retail sales	$2,222,930	$2,093,289	$129,641	6.2 %
Used vehicle retail sales	871,978	770,996	100,982	13.1 %
Used vehicle wholesale sales	169,701	189,251	(19,550)	(10.3)%
Parts and service sales	324,598	290,590	34,008	11.7 %
Retail finance fees	54,112	42,591	11,521	27.1 %
Vehicle service contract fees	41,196	35,829	5,367	15.0 %
Other finance and insurance revenues, net	20,883	14,715	6,168	41.9 %
Total same store revenues	$3,705,398	$3,437,261	$268,137	7.8 %

(1) Includes only those dealerships owned during all of the months of both periods in the comparison.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Revenues. Revenues increased $410.3 million, or 11.4%, to $3,996.4 million for the year ended December 31, 2001, from $3,586.1 million for the year ended December 31, 2000. The growth in total revenues came primarily from same store revenues increases of $268.1 million, with acquisitions, net of dispositions, accounting for the remaining increase.

New vehicle revenues increased $200.5 million, primarily from same store revenues, which increased $129.6 million. As compared to a 1.4% decline in total new vehicle unit sales for automobile retailers in the United States, our same store revenues increase of 6.2% was driven by strong customer acceptance of our products, particularly Toyota, Lexus and Honda and aggressive manufacturer incentives. The remaining increase of $70.9 million came from the acquisitions of additional dealership operations during 2000 and 2001, net of decreases due to the sale of a few small dealerships.

The growth in used vehicle retail revenues of $140.4 million was primarily attributable to growth in our same store sales of $101.0 million. The same store sales growth was due to an emphasis on used vehicle sales in the New Mexico, Atlanta, Oklahoma, Boston, Houston, West Texas and Austin markets. The additional dealership operations acquired contributed the remaining $39.4 million of the increase. Wholesale sales declined $9.2 million due to the emphasis on increasing retail sales in the above markets.

The increase in parts and service revenues of $54.1 million was due to strong same store sales growth of $34.0 million. The same store sales growth came primarily from our Boston, Houston, Oklahoma and south Florida operations. The primary driver of the same store sales growth was the Ford/Firestone tire recall, which caused an increase in warranty and associated repairs at our Ford dealerships. Also contributing to the increase was a higher volume of business due to the damage caused by tropical storm Allison in Houston, during the summer months of 2001. The additional dealership operations acquired, net of sold dealerships, contributed the remaining $20.1 million of the increase.

Retail finance fee revenues increased $11.2 million, with $11.5 million of the increase coming from same store sales and $1.6 million being contributed by acquisitions. Offsetting the increase was a decline in revenues from one-time incentives on retail finance programs.

Vehicle service contract fee revenues increased $6.6 million, with same store sales of $5.4 million and acquired operations contributing $1.6 million. Offsetting the increases were deferrals of revenues related to sales of dealer-obligor contracts.

Other finance and insurance revenues increased $6.5 million, with same store sales contributing $6.2 million and acquired operations contributing $0.8 million. Offsetting these increases was a decline caused by reduced one-time incentives due to a decline in the volume of credit life and accident and disability contracts sold.

The same store revenues increase in retail finance fees, vehicle service contract fees and other finance and insurance revenues is primarily attributable to increased sales training, company-wide benchmarking, a favorable interest rate market and an increase in the number of retail new and used units sold.

Gross Profit. Gross profit increased $79.9 million, or 15.1%, to $607.3 million for the year ended December 31, 2001, from $527.4 million for the year ended December 31, 2000. The increase was attributable to an increase in the gross margin from 14.7% for the year ended December 31, 2000, to 15.2% for the year ended December 31, 2001, and increased revenues.

The gross margin increased as lower margin new vehicle revenues decreased as a percentage of total revenues, and increased gross margins on total used vehicle sales and parts and service sales offset the majority of the decline in the new vehicle gross margin.

The gross margin on new retail vehicle sales declined to 7.9% from 8.1% due primarily to the decline in interest rates during the year, which resulted in a reduction in the amount of floorplan assistance paid by various of our manufacturers. Floorplan assistance is a purchase discount and is recorded as a reduction of new vehicle cost of sales.

The gross margin on retail used vehicle sales decreased to 10.2% from 10.5% due primarily to pressure on used vehicle values caused by aggressive incentives placed on new vehicles by the manufacturers. The pressure on used vehicle pricing also increased our losses on used vehicle wholesale sales as the market value of used vehicles declined more rapidly than in the prior year.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $64.8 million, or 16.5%, to $458.5 million for the year ended December 31, 2001, from $393.7 million for the year ended December 31, 2000. The increase was primarily attributable to increased compensation and benefits, which are largely incentive-based and constitute approximately 60% of total expenses, and increased selling expenses. Compensation and benefits, and selling expenses increased due to increased revenues and gross profit. Selling, general and administrative expenses increased as a percentage of gross profit to 75.5% from 74.6% due primarily to the additional dealership operations acquired not achieving the same expense leverage as the existing dealerships.

Interest Expense. Floorplan and other interest expense, net, decreased $11.2 million, or 21.1%, to $41.8 million for the year ended December 31, 2001, from $53.0 million for the year ended December 31, 2000. The decrease was due primarily to a decline in interest rates. During the year ended December 31, 2001, there was an approximately 240 basis point reduction in our floorplan financing rate as compared to the prior year.

Other Income (Expense), net. Other income (expense), net, decreased $1,270,000 to $(128,000) for the year ended December 31, 2001, from $1,142,000 for the year ended December 31, 2000. The decrease is due primarily to a $1.0 million gain from the sale of a Chrysler franchise in Austin, Texas, during 2000.

Liquidity and Capital Resources

Our principal sources of liquidity are cash from operations, our credit facility (which includes the floorplan facility and the acquisition facility) and equity and debt offerings.

The following table sets forth selected historical information from our statements of cash flows:

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Net cash provided by operating activities	$73,539	$74,268	$74,591
Net cash used in investing activities	(122,295)	(27,229)	(77,681)
Net cash provided by (used in) financing activities	56,228	(53,425)	(770)
Net increase in cash and cash Equivalents	$7,472	$(6,386)	$(3,860)

Cash Flows

Total cash at December 31, 2002, was $24.3 million.

Operating activities. For the three-year period ended December 31, 2002, we generated $222.4 million in net cash from operating activities, primarily driven by net income plus depreciation and amortization.

Investing activities. During 2002, the $122.3 million of cash used for investing activities was primarily attributable to the use of $81.4 million of cash in acquisitions, net of cash balances obtained in the acquisitions, and purchases of property and equipment. We used approximately $43.5 million for purchases of property and equipment, with approximately $32.4 million being for the purchase of land and construction of new facilities. Offsetting these uses was $7.4 million received from the sales of three dealership franchises during 2002.

During 2001, $27.2 million of cash was used for investing activities primarily attributable to purchases of property and equipment and cash paid in acquisitions, net of cash balances obtained in the acquisitions, partially offset by proceeds from sales of franchises. During 2001, we used approximately $20.9 million in purchasing property and equipment, of which, approximately $12.5 million was for the purchase of land and construction of new facilities.

During 2000, $77.7 million of cash was used for investing activities, primarily attributable to cash paid in completing acquisitions, net of cash balances obtained in the acquisitions, and purchases of property and equipment, partially offset by proceeds from the sales of franchises. During 2000, we used approximately $17.3 million in purchasing property and equipment, of which, approximately $8.8 million was for the purchase of land and construction of new facilities.

Financing activities. We obtained approximately $56.2 million from financing activities during 2002, primarily borrowings under our credit facility. We reborrowed amounts available under our credit facility that were paid down with the proceeds from our stock offering in October 2001. Additionally, we spent $11.6 million repurchasing a portion of our senior subordinated notes and $23.8 million for repurchases of common stock.

During 2001, we used approximately $53.4 million in financing activities. The uses were primarily attributable to paydowns made on our revolving credit facility and repurchases of common stock, largely offset by the proceeds of our common stock offering. In October 2001, we completed an offering of 3.3 million shares of our common stock, with net proceeds from the offering, after expenses, of approximately $98.5 million. The proceeds from the offering, as well as cash flows from operations, were used to reduce the outstanding balance under our credit facility by $118.6 million. We may reborrow the amounts repaid under our credit facility for general corporate purposes, including acquisitions.

During 2000 we used approximately $770,000 in financing activities. Cash was provided primarily through borrowings on our revolving credit facility. We used $6.3 million for principal payments of long-term debt. Additionally, we used $20.9 million for repurchases of common stock.

Working Capital. At December 31, 2002, we had working capital of $93.8 million, which is approximately $20 million higher than we believe we need to operate our existing business. We expect to use this excess working capital to fund acquisitions and anticipated capital expenditures. Historically, we have funded our operations with internally generated cash flow and borrowings. While we cannot guarantee it, based on current facts and circumstances, we believe we have adequate cash flow coupled with borrowing capacity under our credit facility to fund our current operations and capital expenditures and acquisitions budgeted for 2003. If our capital expenditure or acquisition plans for 2003 as outlined below change, we may need to access the private or public capital markets to obtain additional funding.

Stock Repurchase

In November 2002, the board of directors authorized us to repurchase up to $42.7 million of our stock, subject to management's judgment and the restrictions of our various debt agreements. Our agreements, subject to other covenants, allow us to use up to approximately 33% of our cumulative net income to repurchase stock and pay dividends. During 2002 we repurchased approximately 983 thousand shares for approximately $23.8 million. As of December 31, 2002, we had the capacity to repurchase an additional $18.9 million of stock under the November 2002 board of directors' authorization. We allocate our financial resources based on a risk-adjusted analysis of expected returns. As such, we may repurchase shares of our common stock if market conditions allow us to receive an acceptable return on investment.

Capital Expenditures

Our capital expenditures include expenditures to extend the useful life of current facilities and expenditures to start or expand operations. Historically, our annual capital expenditures exclusive of new or expanded operations have approximately equaled our annual depreciation charge. Expenditures relating to the construction or expansion of dealership facilities, generally, are driven by new franchises being granted to us by a manufacturer or significant growth in sales at an existing facility. During 2003, we plan to invest approximately $25.9 million to expand thirteen existing facilities and prepare three new facilities for operations. Additionally, many of our dealership facilities are leased to us. With respect to leased facilities during 2003, we expect there will be three new dealership facilities built for new dealership franchises granted to us, one new dealership facility to which we will relocate an existing dealership and three existing dealership facilities will be expanded. The result of these projects for new and expanded operations is an estimated incremental annual rent expense of $3.7 million, per year.

Acquisition Financing

Our acquisition target for 2003 is to complete platform and tuck-in acquisitions that have approximately $800 million in annual revenues. We expect the cash needed to complete our acquisitions will come from excess working capital, operating cash flows of our dealerships and borrowings under our credit facility. Depending on the market value of our common stock, we may issue common stock to fund a portion of the purchase price of acquisitions.

Credit Facility

Our credit facility provides a floorplan facility of $702 million, with an interest rate of LIBOR plus 112.5 basis points, for financing vehicle inventories. Additionally, the credit facility provides an acquisition facility of $198 million for financing acquisitions, general corporate purposes and capital expenditures and bears interest at LIBOR plus a margin varying between 175 to 325 basis points, determined based on a ratio of debt to equity. The amount available to be borrowed under the acquisition portion of the credit facility is dependent upon a calculation based on our cash flow. Based on our December 31, 2002, financial statements, $194.1 million was available, after deducting $3.9 million for outstanding letters of credit. The credit facility also contains various covenants including financial ratios, such as fixed-charge coverage, interest coverage and a minimum net worth requirement, among others, as well as other requirements that must be maintained. The lending group is comprised of 15 major financial institutions, including five manufacturer captive finance companies. The manufacturer captive finance companies are Ford Motor Credit Company, Toyota Motor Credit Corporation, BMW Financial Services N.A. Inc., Chrysler Financial Company, L.L.C. and Mercedes-Benz Credit Corporation. As of February 28, 2003, $189.1 million was available to be drawn under the acquisition facility for borrowings and letters of credit. The credit facility allows up to 33% of net income to be used for cash dividends and stock repurchases.

Our credit facility matures on December 31, 2003. The credit facility funds our inventory and, at times, acquisitions and other general corporate needs. We are currently in discussions for a new long-term credit facility with our current lender group. There is no guarantee that we will be able to close a new long-term credit facility with the same terms and conditions as our current credit facility. At February 28, 2003, $637.5 million was outstanding under the credit facility for inventory financing and $8.9 million was outstanding under the acquisition portion of the credit facility for borrowings and letters of credit.

During July 2001, we entered into a two-year interest rate swap with a notional amount of $100 million. Additionally, during October 2001, we entered into a three-year interest rate swap with a notional amount of $100 million. The effect of these swaps is to convert the interest rate on a portion of our floorplan borrowings from the 30-day LIBOR-based rate to an average fixed rate of interest of 4.07%.

Leases

We lease various real estate, facilities and equipment under long-term operating lease agreements. Generally, the leases have 30-year total terms with initial terms of 15 years and three five-year option periods, at our option. Additionally, we generally have an option to purchase the real estate and facilities at the end of the lease term, and a right of first refusal, giving us the opportunity to purchase the real estate and facilities if the owner reaches an agreement to sell them to a third party.

Obligations and Commitments

The following is a summary of our future contractual cash obligations:

Contractual Cash Obligations	2003	2004	2005	2006	2007	Thereafter	Total
				(in thousands)			
Debt (1)	$997	$881	$829	$555	$499	$81,689	$85,450
Floorplan notes payable (1)	652,538	—	—	—	—	—	652,538
Leases	45,621	44,653	42,967	42,186	41,129	234,518	451,074
Other long-term obligations	25	25	114	25	25	—	214
Total	$699,181	$45,559	$43,910	$42,766	$41,653	$316,207	$1,189,276

(1) Excludes interest payments.

Our credit facility is currently set to mature on December 31, 2003. The credit facility provides commitments for inventory financing, floorplan notes payable, up to $702 million, of which we had borrowed $652.5 million at December 31, 2002. Payments, generally, are required to be made on the floorplan notes payable as the vehicles are sold. The credit facility also provides commitments for a revolving credit line for general corporate purposes, including acquisitions, up to $198 million, of which $3.9 million was outstanding under letters of credit at December 31, 2002. Other than the interest rate swap agreements discussed above, there are no other significant contractual commitments to or from us.

Current Business Trends

During 2002, approximately 16.8 million new vehicles were sold in the United States. Industry analyst estimates for 2003 are predicting new vehicle unit sales of approximately 16 million units. As the used vehicle market has been negatively impacted by aggressive manufacturer incentives on new vehicles, we expect the used vehicle market to be down 2% to 6% in 2003. Due to the increase in units in operation from the recent record new vehicle sales, and the increasing complexity of the vehicles being sold today, we expect to see growth in the parts and service market for franchised automobile dealers. We expect the interest rate environment in 2003 to be similar to what we experienced in 2002.

For a discussion of other uncertainties that may impact our business, please review the "Business-Risk Factors" section of this Form 10-K.

Discussion of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant estimates made by us in the accompanying consolidated financial statements relate to reserves for inventory valuations and future chargebacks on finance and vehicle service contract fees, and valuation of intangible assets. Actual results could differ from those estimates.

Critical accounting policies are those that are both most important to the portrayal of a company's financial position and results of operations, and require management's most difficult, subjective or complex judgments. Below is a discussion of what we believe are our critical accounting policies. See Note 2 to our consolidated financial statements for additional discussion regarding our accounting policies.

Inventories

New, used and demonstrator vehicles are stated at the lower of cost or market. Vehicle inventory cost consists of the amount paid to acquire the inventory, plus reconditioning cost, cost of equipment added and transportation cost. Additionally, we receive interest assistance from some of our manufacturers. The assistance is accounted for as a vehicle purchase price discount and is reflected as a reduction to the inventory cost on the balance sheet and as a reduction to cost of sales in the income statement as the vehicles are sold. Parts and accessories are stated at the lower of cost (determined on a first-in, first-out basis) or market. As the market value of our inventories typically declines with the passage of time, valuation reserves are provided against the inventory balances based on the agings of the inventories and market trends. Additionally, used vehicles present added complexity to the inventory valuation process. There is no standardized source for determining exact values, as each vehicle and each market we operate in, is unique. As such, these factors are also considered in determining the appropriate level of valuation reserves.

Retail Finance and Vehicle Service Contract Revenues Recognition

We arrange financing for customers through various institutions and receive financing fees based on the difference between the loan rates charged to customers over predetermined financing rates set by the financing institution. In addition, we receive fees from the sale of vehicle service contracts to customers.

We may be charged back ("chargebacks") for unearned financing fees or vehicle service contract fees in the event of early termination of the contracts by customers. The revenues from financing fees and vehicle service contract fees in administrator-obligor states are recorded at the time of the sale of the vehicles and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. In dealer-obligor states, revenues from vehicle service contract fees and related direct costs are deferred and recognized over the life of the contracts.

Intangible Assets

The following are recently issued statements by the Financial Accounting Standards Board that we believe could have a significant impact on our reported financial condition or statement of operations.

In June 2001, Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" was issued. SFAS No. 141 eliminates the use of the pooling-of-interests method of accounting for business combinations and establishes the purchase method as the only acceptable method. We adopted this statement effective July 1, 2001. Acquired intangible assets, if any, are separately recognized if, among other things, the benefit is obtained through contractual or other legal rights, such as franchise agreements. Goodwill is recorded only to the extent the purchase price for an entity exceeds the fair value of the net tangible assets and identifiable intangible assets acquired.

In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" was issued. SFAS No. 142 changes the treatment of goodwill by no longer amortizing goodwill; however, other identifiable intangible assets are to be separately recognized and amortized, as applicable. The statement requires, at least annually, an assessment for impairment of goodwill and other indefinite life intangible assets by applying a fair-value based test. We complete the required assessment at the end of each calendar year, and at such other times as required by events or circumstances at a reporting unit indicating a potential reduction of fair value below book value. In performing the assessment, we estimate the fair value of our intangibles using a calculation based on the historical and expected cash flows of the dealerships, market trends and conditions, review of completed transactions and current market valuations. A portion of our intangible assets relates to franchise value, which is considered to have an indefinite life, with goodwill accounting for the remainder. We adopted this statement effective January 1, 2002. Adoption did not result in an impairment of any intangible assets, based on the new fair-value based test, however, changes in facts and circumstances surrounding this estimate could result in an impairment of intangible assets in the future.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The table below provides information about our market-sensitive financial instruments and constitutes a "forward-looking statement." Our major market-risk exposure is changing interest rates. Our policy is to manage interest rate exposure through the use of a combination of fixed and floating rate debt. Additionally, interest rate swaps may be used to adjust our exposure to interest rate movements. These swaps are entered into with financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss. All interest rate swaps are non-trading and qualify for hedge accounting.

	Expected Maturity Date							Fair Value December 31, 2002
(dollars in millions)	2003	2004	2005	2006	2007	Thereafter	Total	
VARIABLE RATE DEBT								
Current	$652.5	$ —	$ —	$ —	$ —	$ —	$652.5	$652.5
Average interest rates (1) (2)	2.51%	—	—	—	—	—		
Non-current	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Average interest rates	—	—	—	—	—	—	—	
Total variable rate debt	$ 652.5	$ —	$ —	$ —	$ —	$ —	$652.5	
Interest rate swaps	$100.0	$100.0	$ —	$ —	$ —	$ —	$200.0	$5.4
Average pay rate (fixed) (2)	5.53%	4.88%	—	—	—	—		
Average receive rate (variable) (1) (2) (3)	2.51%	2.51%	—	—	—	—		
Net variable rate debt	$552.5	$(100.0)	$ —	$ —	$ —	$ —	$452.5	

(1) The 30-day LIBOR used is as of December 31, 2002.
(2) The rate shown includes the 112.5 basis point spread charged on the floorplan notes payable.
(3) Both swaps variable rates are based on 30-day LIBOR.

At December 31, 2002, our variable rate floorplan notes payable have increased over the prior year due to increases in inventory levels and greater leverage on the inventory. A 100 basis point increase in interest rates would have increased floorplan interest expense $4.4 million for the year ended December 31, 2002, before the impact of our interest rate swaps. We have had no other significant balances outstanding under variable rate borrowing agreements.

At times, we have used interest rate swaps to reduce our exposure to interest rate fluctuations. Currently, we have two interest rate swaps outstanding, each with notional amounts of $100 million and converting 30-day LIBOR to a fixed rate. As these swaps are hedging our floorplan interest rate exposure, the impact on interest expense is included in floorplan interest expense in our statements of operations. A 100 basis point increase in interest rates would reduce the cost of the swaps and, thus, reduce our floorplan interest expense by $2.0 million for the year ended December 31, 2002. One of the swaps, with a notional amount of $100 million, expires at the end of July 2003. As such, depending on interest rate levels during the last five months of 2003, our floorplan interest expense could be impacted.

The net result on floorplan interest expense of a 100 basis point increase in interest rates is an increase of $2.4 million, after combining the increase in expense on our borrowings and the decrease in expense from our swaps.

Additionally, we receive floorplan interest assistance from the majority of our manufacturers. This assistance, which has ranged from approximately 80% to 160% of our floorplan interest expense over the past three years, totaled $26.7 million during 2002. We treat this interest assistance as a vehicle purchase price discount, and reflect it as a reduction of new vehicle cost of sales as new vehicles are sold. Approximately half of the assistance we receive varies with changes in interest rates.

Item 8. Financial Statements and Supplementary Data

See the Financial Statements beginning on page F-1 for the information required by this item.

Item 9. Changes in and Disagreements on Accounting and Financial Disclosure

Information concerning a change in accountants is included in the Company's Current Report on Form 8-K/A dated May 15, 2002.

PART III

Please see the definitive Proxy Statement of Group 1 Automotive, Inc. for the Annual Meeting of Stockholders to be held on May 21, 2003, which will be filed with the Securities and Exchange Commission and is incorporated herein by reference for the information concerning:

Item 10. Directors and Executive Officers of the Registrant

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management

Item 13. Certain Relationships and Related Transactions

PART IV

Item 14. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Within 90 days before the filing of this Report, the Company's principal executive officer and principal financial officer evaluated the effectiveness of the Company's disclosure controls and procedures. Based on the evaluation, the Company's principal executive officer and principal financial officer believe that:

- the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and
- the Company's disclosure controls and procedures were effective to ensure such information was accumulated and communicated to the Company's management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Controls

There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's internal controls subsequent to their evaluation, nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Financial Statements

The financial statements listed in the accompanying Index to Financial Statements are filed as part of this Annual Report on Form 10-K.

(b) Reports on Form 8-K

On November 12, 2002, the Company filed a Current Report on Form 8-K reporting under Item 9.

On November 15, 2002, the Company filed a Current Report on Form 8-K reporting under Item 9 and including exhibits under Item 7 thereof.

On November 15, 2002, the Company filed a Current Report on Form 8-K reporting under Item 5.

On December 13, 2002, the Company filed a Current Report on Form 8-K reporting under Item 9 and including exhibits under Item 7 thereof.

On January 29, 2003, the Company filed a Current Report on Form 8-K reporting under Item 9.

On February 19, 2003, the Company filed a Current Report on Form 8-K reporting under Item 9.

(c) Other Information

The certifications by our chief executive officer and chief financial officer required by Section 1350 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits 99.1 and 99.2, respectively, to this Annual Report on Form 10-K.

(d) Exhibits

Exhibit Number		Description
3.1	—	Restated Certificate of Incorporation of the Company (Incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-1 Registration No. 333-29893).
3.2	—	Certificate of Designation of Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form S-1 Registration No. 333-29893).
3.3	—	Bylaws of the Company (Incorporated by reference to Exhibit 3.3 of the Company's Registration Statement on Form S-1 Registration No. 333-29893).
4.1	—	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 Registration No. 333-29893).
4.2	—	Form of Subordinated Indenture (Incorporated by reference to Exhibit 4.5 of the Company's Registration Statement on Form S-3 Registration No. 333-69693).
4.3	—	Form of Subordinated Debt Securities (included in Exhibit 4.2).
4.4	—	First Supplemental Indenture dated as of March 5, 1999 among Group 1 Automotive, Inc., the Subsidiary Guarantors named therein and IBJ Whitehall Bank & Trust Company (Incorporated by reference to Exhibit 4.1 of the Company's Current Report of Form 8-K dated March 5, 1999).
4.5	—	Form of 10 7/8% Senior Subordinated Note due March 1, 2009 (included in Exhibit 4.4).
10.1	—	Employment Agreement between the Company and B.B. Hollingsworth, Jr. effective March 1, 2002 (Incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.2	—	Employment Agreement between the Company and Robert E. Howard II dated November 3, 1997 (Incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 1997).
10.3	—	Employment Agreement between the Company and John T. Turner dated November 3, 1997 (Incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K for the year ended December 31, 1997).
10.4	—	Employment Agreement between the Company and Scott L. Thompson dated November 3, 1997 (Incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the year ended December 31, 1997).
10.5	—	1996 Stock Incentive Plan (Incorporated by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-1 Registration No. 333-29893).
10.6	—	First Amendment to 1996 Stock Incentive Plan (Incorporated by reference to Exhibit 10.8 of the Company's Registration Statement on Form S-1 Registration No. 333-29893).
10.7	—	Lease Agreement between Howard Pontiac GMC and Robert E. Howard II (Incorporated by reference to Exhibit 10.9 of the Company's Registration Statement on Form S-1 Registration No. 333-29893).
10.8	—	Lease Agreement between Bob Howard Motors and Robert E. Howard II (Incorporated by reference to Exhibit 10.9 of the Company's Registration Statement on Form S-1 Registration No. 333-29893).
10.9	—	Lease Agreement between Bob Howard Chevrolet and Robert E. Howard II (Incorporated by reference to Exhibit 10.9 of the Company's Registration Statement on Form S-1 Registration No. 333-29893).
10.10	—	Lease Agreement between Howard Pontiac-GMC, Inc. and North Broadway Real Estate Limited Liability Company.
10.11	—	Rights Agreement between Group 1 Automotive, Inc. and ChaseMellon Shareholder Services, L.L.C., as rights agent dated October 3, 1997 (Incorporated by reference to Exhibit 10.10 of the Company's Registration Statement on Form S-1 Registration No. 333-29893).
10.12	—	1998 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.11 of the Company's Registration Statement on Form S-1 Registration No. 333-29893).

Exhibit Number		Description
10.13	—	Form of Agreement between Toyota Motor Sales, U.S.A., and Group 1 Automotive, Inc. (Incorporated by reference to Exhibit 10.12 of the Company's Registration Statement on Form S-1 Registration No. 333-29893).
10.14	—	Form of Supplemental Agreement to General Motors Corporation Dealer Sales and Service Agreement (Incorporated by reference to Exhibit 10.13 of the Company's Registration Statement on Form S-1 Registration No. 333-29893).
10.15	—	Supplemental Terms and Conditions between Ford Motor Company and Group 1 Automotive, Inc. dated September 4, 1997 (Incorporated by reference to Exhibit 10.16 of the Company's Registration Statement on Form S-1 Registration No. 333-29893).
10.16	—	Toyota Dealer Agreement between Gulf States Toyota, Inc. and Southwest Toyota, Inc. dated April 5, 1993 (Incorporated by reference to Exhibit 10.17 of the Company's Registration Statement on Form S-1 Registration No. 333-29893).
10.17	—	Lexus Dealer Agreement between Toyota Motor Sales, U.S.A., Inc. and SMC Luxury Cars, Inc. dated August 21, 1995 (Incorporated by reference to Exhibit 10.18 of the Company's Registration Statement on Form S-1 Registration No. 333-29893).
10.18	—	Form of General Motors Corporation U.S.A. Sales and Service Agreement (Incorporated by reference to Exhibit 10.25 of the Company's Registration Statement on Form S-1 Registration No. 333-29893).
10.19	—	Fourth Amended and Restated Revolving Credit Agreement, dated as of October 15, 1999, and effective as of November 1, 1999 (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated October 29, 1999).
10.20	—	Amendment to Fourth Amended and Restated Revolving Credit Agreement, dated as of March 7, 2000 (Incorporated by reference to Exhibit 10.23 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000).
10.21	—	Second Amendment to Fourth Amended and Restated Revolving Credit Agreement, dated as of May 22, 2000 (Incorporated by reference to Exhibit 10.24 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000).
10.22	—	Third Amendment to Fourth Amended and Restated Revolving Credit Agreement, dated as of December 1, 2000 (Incorporated by reference to Exhibit 10.25 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000).
10.23	—	Fourth Amendment to Fourth Amended and Restated Revolving Credit Agreement, dated as of November 9, 2001 (Incorporated by reference to Exhibit 10.23 of the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.24	—	Stock Pledge Agreement dated December 19, 1997 (Incorporated by reference to Exhibit 10.54 of the Company's Annual Report on Form 10-K for the year ended December 31, 1997).
10.25	—	First Amendment to Group 1 Automotive, Inc. 1998 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.35 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998).
10.26	—	Employment Agreement between the Company and John S. Bishop dated October 7, 1998 (Incorporated by reference to Exhibit 10.37 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998).
10.27	—	Form of Ford Motor Company Sales and Service Agreement (Incorporated by reference to Exhibit 10.38 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998).
10.28	—	Form of Chrysler Corporation Sales and Service Agreement (Incorporated by reference to Exhibit 10.39 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998).
10.29	—	Second Amendment to the 1996 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).
10.30	—	Group 1 Automotive, Inc. Deferred Compensation Plan, as Amended and Restated (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-8 Registration No. 333-83260).
10.31	—	Second Amendment to Group 1 Automotive, Inc. 1998 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-8 Registration No. 333-75754).

Exhibit Number		Description
10.32	—	Third Amendment to Group 1 Automotive, Inc. 1996 Stock Incentive Plan (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-8 Registration No. 333-75784).
10.33	—	ISDA Master Agreement (Incorporated by reference to Exhibit 10.33 of the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.34	—	Interest Rate Swap Confirmation, dated as of July 23, 2001 (Incorporated by reference to Exhibit 10.34 of the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.35	—	Interest Rate Swap Confirmation, dated as of October 19, 2001 (Incorporated by reference to Exhibit 10.35 of the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.36	—	Split Dollar Life Insurance Agreement between Group 1 Automotive, Inc., and Leslie Hollingsworth and Leigh Hollingsworth Copeland, as Trustees of the Hollingsworth 2000 Children's Trust, dated as of January 23, 2002.
10.37	—	Lease Agreement between Bob Howard Automotive-East, Inc. and REHCO EAST, L.L.C.
10.38	—	Lease Agreement between Howard-H, Inc. and REHCO, L.L.C.
10.39	—	Employment Agreement between the Company and Kevin H. Whalen dated November 3, 2002.
10.40	—	Amendment to Lease Agreement between Howard-H, Inc. and REHCO, L.L.C.
10.41	—	Lease Agreement between Howard Ford, Inc. and REHCO EAST, L.L.C.
10.42	—	Stock Purchase Agreement by and among Group 1 Holdings-F, L.L.C. and Howard Ford, Inc. and Robert E. Howard II dated as of December 3, 2002.
10.43	—	Stock Purchase Agreement by and among BHE, Inc. and Bob Howard German Imports, Inc. and Group 1 Holdings-DC, L.L.C. dated effective January 1, 2003.
10.44	—	Split Dollar Life Insurance Payment Deferral Letter dated February 25, 2003.
11.1	—	Statement re: computation of earnings per share is included under Note 2 to the financial statements.
21.1	—	Group 1 Automotive, Inc. Subsidiary List.
23.1	—	Consent of Ernst & Young LLP.
99.1	—	Certification of Chief Executive Officer of Group 1 Automotive, Inc. pursuant to 18 U.S.C. § 1350.
99.2	—	Certification of Chief Financial Officer of Group 1 Automotive, Inc. pursuant to 18 U.S.C. § 1350.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Houston, Texas, on the 26th day of March, 2003.

Group 1 Automotive, Inc.

By: /s/ B.B. Hollingsworth, Jr.
B.B. Hollingsworth, Jr.
Chairman, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated on the 26th day of March, 2003.

Signature	Title
/s/ B.B. Hollingsworth, Jr. B.B. Hollingsworth, Jr.	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ Scott L. Thompson Scott L. Thompson	Executive Vice President, Chief Financial Officer and Treasurer (Chief Financial and Accounting Officer)
/s/ John L. Adams John L. Adams	Director
/s/ Bennett E. Bidwell Bennett E. Bidwell	Director
/s/ Robert E. Howard II Robert E. Howard II	Director
/s/ Louis E. Lataif Louis E. Lataif	Director
/s/ Stephen D. Quinn Stephen D. Quinn	Director
/s/ Max P. Watson, Jr. Max P. Watson, Jr.	Director
/s/ Kevin H. Whalen Kevin H. Whalen	Director

CERTIFICATION

I, B.B. Hollingsworth, Jr., Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Group 1 Automotive, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 26, 2003

/s/ B.B. Hollingsworth, Jr.
B.B. Hollingsworth, Jr.
Chief Executive Officer

CERTIFICATION

I, Scott L. Thompson, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Group 1 Automotive, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 26, 2003

/s/ Scott L. Thompson
Scott L. Thompson
Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Group 1 Automotive, Inc. and Subsidiaries — Consolidated Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Group 1 Automotive, Inc and Subsidiaries:

We have audited the consolidated balance sheet of Group 1 Automotive, Inc. and Subsidiaries as of December 31, 2002, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Group 1 Automotive, Inc and Subsidiaries as of December 31, 2001 and 2000, and for the years then ended were audited by other auditors who have ceased operations and whose report dated February 14, 2002 expressed an unqualified opinion on those statements before the reclassification adjustments described in Note 14 and the transitional disclosures described in Note 5.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Group 1 Automotive, Inc. and Subsidiaries at December 31, 2002 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for goodwill.

As discussed above, the financial statements of Group 1 Automotive, Inc. and Subsidiaries as of December 31, 2001 and 2000, and for the years then ended were audited by other auditors who have ceased operations. As described in Note 14, these financial statements have been revised. We audited the reclassification adjustments described in Note 14 that were applied to revise the 2001 and 2000 financial statements. In our opinion, such reclassification adjustments are appropriate and have been properly applied. Additionally, as described in Note 5, these financial statements were further revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company on January 1, 2002. Our audit procedures with respect to the disclosures in Note 5 for 2001 and 2000 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense, net of tax, recognized in those periods related to goodwill and intangible assets that are no longer being amortized to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 5 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such reclassification adjustments and transitional disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

/s/ Ernst & Young LLP

Houston, Texas
February 19, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Group 1 Automotive, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Group 1 Automotive, Inc. (a Delaware corporation) and Subsidiaries (the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Houston, Texas
February 14, 2002

Note: This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Group 1 Automotive, Inc.'s filing on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 10-K.

GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2002	2001
	(in thousands)	
ASSETS		
CURRENT ASSETS:		
Cash	$24,333	$16,861
Contracts in transit and vehicle receivables, net	178,623	130,351
Accounts and notes receivable, net	58,194	43,684
Inventories, net	622,205	454,961
Deferred income taxes	10,793	10,721
Other assets	8,890	5,354
Total current assets	903,038	661,932
PROPERTY AND EQUIPMENT, net	116,270	83,011
GOODWILL	307,907	277,913
INTANGIBLE ASSETS	60,879	4,614
INVESTMENTS, AT MARKET VALUE, RELATED TO INSURANCE POLICY SALES	15,813	14,313
DEFERRED COSTS RELATED TO INSURANCE POLICY AND VEHICLE SERVICE CONTRACT SALES	16,824	6,874
OTHER ASSETS	3,034	5,768
Total assets	$1,423,765	$1,054,425
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Floorplan notes payable	$652,538	$364,954
Current maturities of long-term debt	997	1,687
Accounts payable	90,809	73,089
Accrued expenses	64,939	67,489
Total current liabilities	809,283	507,219
DEBT, net of current maturities	9,073	10,497
SENIOR SUBORDINATED NOTES	74,149	85,002
DEFERRED INCOME TAXES	7,651	9,982
OTHER LIABILITIES	31,005	20,776
Total liabilities before deferred revenues	931,161	633,476
DEFERRED REVENUES FROM INSURANCE POLICY SALES	24,637	24,706
DEFERRED REVENUES FROM VEHICLE SERVICE CONTRACT SALES	24,550	4,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, 1,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $.01 par value, 50,000,000 shares authorized, 23,183,226 and 23,029,853 issued	232	230
Additional paid-in capital	254,145	251,145
Retained earnings	215,024	147,959
Accumulated other comprehensive loss	(3,359)	(807)
Treasury stock, at cost, 942,419 and 343,345 shares	(22,625)	(6,284)
Total stockholders' equity	443,417	392,243
Total liabilities and stockholders' equity	$1,423,765	$1,054,425

The accompanying notes are an integral part of these consolidated financial statements.

GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2002	2001	2000
	(dollars in thousands, except per share amounts)		
REVENUES:			
New vehicle retail sales	$2,526,847	$2,373,299	$2,172,786
Used vehicle retail sales	921,359	949,086	808,698
Used vehicle wholesale sales	222,529	190,565	199,720
Parts and service sales	402,169	360,201	306,089
Retail finance fees	58,869	56,272	45,043
Vehicle service contract fees	52,346	44,080	37,484
Other finance and insurance revenues, net	30,245	22,871	16,326
Total revenues	4,214,364	3,996,374	3,586,146
COST OF SALES:			
New vehicle retail sales	2,337,223	2,185,939	1,996,264
Used vehicle retail sales	817,385	845,581	718,738
Used vehicle wholesale sales	230,424	197,272	205,081
Parts and service sales	177,037	160,330	138,626
Total cost of sales	3,562,069	3,389,122	3,058,709
GROSS PROFIT	652,295	607,252	527,437
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	502,732	458,546	393,679
DEPRECIATION AND AMORTIZATION EXPENSE	11,940	17,358	16,038
Income from operations	137,623	131,348	117,720
OTHER INCOME AND (EXPENSES):			
Floorplan interest expense, excludes manufacturer interest assistance	(19,371)	(27,935)	(37,536)
Other interest expense, net	(9,925)	(13,863)	(15,500)
Other income (expense), net	(1,045)	(128)	1,142
INCOME BEFORE INCOME TAXES	107,282	89,422	65,826
PROVISION FOR INCOME TAXES	40,217	33,980	25,014
NET INCOME	$67,065	$55,442	$40,812
EARNINGS PER SHARE:			
Basic	$2.93	$2.75	$1.91
Diluted	$2.80	$2.59	$1.88
WEIGHTED AVERAGE SHARES OUTSTANDING:			
Basic	22,874,918	20,137,661	21,377,902
Diluted	23,968,072	21,415,154	21,709,833

The accompanying notes are an integral part of these consolidated financial statements.

GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	Treasury	
	Shares	Amount	Capital	Earnings	Loss	Stock	Total
				(dollars in thousands)			
BALANCE, December 31, 1999	21,801,367	$218	$181,398	$51,705	$ –	$(1,292)	$232,029
Net income	–	–	–	40,812	–	–	40,812
Issuance of common stock in acquisitions	633,888	6	6,223	–	–	–	6,229
Proceeds from sales of common stock under employee benefit plans	413,004	4	3,680	–	–	–	3,684
Issuance of treasury stock to employee benefit plans	(341,004)	(3)	(4,510)	–	–	4,513	–
Purchase of treasury stock	–	–	–	–	–	(35,338)	(35,338)
Cancellation of treasury stock purchased	(1,247,028)	(12)	(16,108)	–	–	16,120	–
BALANCE, December 31, 2000	21,260,227	213	170,683	92,517	–	(15,997)	247,416
Comprehensive income:							
Net income	–	–	–	55,442	–	–	55,442
Other accumulated comprehensive income:							
Interest rate swap adjustment	–	–	–	–	(1,303)	–	(1,303)
Tax benefit on interest rate swap adjustment	–	–	–	–	496	–	496
Total comprehensive income							$54,635
Common stock offering, net	3,300,000	33	98,489	–	–	–	98,522
Proceeds from sales of common stock under employee benefit plans	439,325	4	4,997	–	–	–	5,001
Issuance of treasury stock to employee benefit plans	(390,254)	(4)	(4,669)	–	–	4,673	–
Purchase of treasury stock	–	–	–	–	–	(13,966)	(13,966)
Cancellation of treasury stock purchased	(1,579,445)	(16)	(18,990)	–	–	19,006	–
Tax benefit from options Exercised	–	–	635	–	–	–	635
BALANCE, December 31, 2001	23,029,853	230	251,145	147,959	(807)	(6,284)	392,243
Comprehensive income:							
Net income	–	–	–	67,065	–	–	67,065
Other accumulated comprehensive income:							
Interest rate swap adjustment	–	–	–	–	(4,115)	–	(4,115)
Tax benefit on interest rate swap adjustment	–	–	–	–	1,563	–	1,563
Total comprehensive income							$64,513
Proceeds from sales of common stock under employee benefit plans	547,306	6	8,030	–	–	–	8,036
Issuance of treasury stock to employee benefit plans	(393,933)	(4)	(7,427)	–	–	7,431	–
Non-cash stock compensation	–	–	193	–	–	–	193
Purchase of treasury stock	–	–	–	–	–	(23,772)	(23,772)
Tax benefit from options Exercised	–	–	2,204	–	–	–	2,204
BALANCE, December 31, 2002	23,183,226	$232	$254,145	$215,024	$(3,359)	$(22,625)	$443,417

The accompanying notes are an integral part of these consolidated financial statements.

GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2002	2001	2000
	(dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$67,065	$55,442	$40,812
Adjustments to reconcile net income to net cash provided by operating activities –			
Depreciation and amortization	11,940	17,358	16,038
Deferred income taxes	6,883	(1,225)	6,370
Provision for doubtful accounts and uncollectible notes	1,078	1,732	1,176
(Gain) loss on sale of assets	483	120	(87)
Gain on sales of franchises	(414)	—	(1,048)
Losses on repurchases of senior subordinated notes	1,173	—	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions–			
Contracts in transit and vehicle receivables	(37,750)	(12,720)	(21,001)
Accounts receivable	(3,055)	(4,996)	(1,930)
Inventories	(107,487)	68,472	(78,480)
Prepaid expenses and other assets	(8,610)	(6,689)	(2,167)
Floorplan notes payable	142,427	(81,126)	113,424
Accounts payable, accrued expenses and deferred revenues	(194)	37,900	1,484
Total adjustments	6,474	18,826	33,779
Net cash provided by operating activities	73,539	74,268	74,591
CASH FLOWS FROM INVESTING ACTIVITIES:			
Increase in notes receivable	(8,083)	(2,678)	(2,933)
Collections on notes receivable	1,303	1,150	1,413
Purchases of property and equipment	(43,498)	(20,857)	(17,252)
Proceeds from sale of property and equipment	1,975	818	1,371
Proceeds from sales of franchises	7,430	5,373	9,700
Cash paid in acquisitions, net of cash received	(81,422)	(11,035)	(69,980)
Net cash used in investing activities	(122,295)	(27,229)	(77,681)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net borrowings (payments) on revolving credit facility	83,322	(118,572)	25,250
Principal payments of long-term debt	(1,950)	(1,791)	(6,321)
Borrowings of long-term debt	17	1,426	1,098
Proceeds from common stock offering, net	—	98,522	—
Repurchase of senior subordinated notes	(11,629)	(9,601)	(3,587)
Proceeds from issuance of common stock to benefit plans	10,240	5,001	3,684
Repurchase of common stock, amounts based on settlement Date	(23,772)	(28,410)	(20,894)
Net cash provided by (used in) financing activities	56,228	(53,425)	(770)
NET INCREASE (DECREASE) IN CASH	7,472	(6,386)	(3,860)
CASH, beginning of period	16,861	23,247	27,107
CASH, end of period	$24,333	$16,861	$23,247
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for –			
Interest	$31,075	$44,647	$53,226
Income taxes	$36,632	$28,975	$19,150

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION:

Group 1 Automotive, Inc., a Delaware corporation, is a leading operator in the automotive retailing industry. Group 1 Automotive, Inc. is a holding company with no independent assets or operations other than its investments in its subsidiaries, which are located in California, Colorado, Florida, Georgia, Louisiana, Massachusetts, New Mexico, Oklahoma and Texas. These subsidiaries sell new and used cars and light trucks through their dealerships and Internet sites; arrange related financing, vehicle service and insurance contracts; provide maintenance and repair services; and sell replacement parts. Group 1 Automotive, Inc. and its subsidiaries are herein collectively referred to as the "Company" or "Group 1."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

All acquisitions of dealerships completed during the periods presented have been accounted for using the purchase method of accounting and their results of operations are included from the effective dates of the closings of the acquisitions. The allocations of purchase price to the assets acquired and liabilities assumed are assigned and recorded based on preliminary estimates of fair value. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

Revenues from vehicle sales, parts sales and vehicle service are recognized upon completion of the sale and delivery to the customer. Conditions to completing a sale include having an agreement with the customer, including pricing, and the sales price must be reasonably expected to be collected.

Retail Finance, Vehicle Service and Insurance Contract Revenue Recognition

The Company arranges financing for customers through various institutions and receives financing fees based on the difference between the loan rates charged to customers and predetermined financing rates set by the financing institution. In addition, the Company receives fees from the sale of vehicle service contracts to customers.

The Company may be charged back ("chargebacks") a portion of the financing fees or vehicle service contract fees in the event of early termination of the contracts by customers. The revenues from financing fees and vehicle service contract fees in administrator-obligor states are recorded at the time of the sale of the vehicles, net of a reserve for estimated future chargebacks based on historical operating results and the termination provisions of the applicable contracts. In dealer-obligor states, revenues from vehicle service contract fees and related direct costs are deferred and recognized over the life of the contracts.

The Company consolidates the operations of its reinsurance companies. The Company reinsures the credit life and accident and health insurance policies sold by its dealerships. All of the revenues and related direct costs from the sales of these policies are deferred and recognized over the life of the policies, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 60, "Accounting and Reporting by Insurance Enterprises." Investments related to insurance policy sales are regulated by state insurance commissions and consist of permitted investments, in general, government-backed securities and obligations of government agencies. These investments are carried at market value.

Contracts in Transit and Vehicle Receivables

Contracts in transit and vehicle receivables consist primarily of amounts due from financing institutions on retail finance contracts from vehicle sales. Also included are amounts receivable from vehicle wholesale sales.

Inventories

New, used and demonstrator vehicles are stated at the lower of cost or market. Vehicle inventory cost consists of the amount paid to acquire the inventory, plus reconditioning cost, cost of equipment added and transportation cost. Additionally, the Company receives interest assistance from some of the automobile manufacturers. The assistance is accounted for as a vehicle purchase price discount and is reflected as a reduction to the inventory cost on the balance sheet and as a reduction to cost of sales in the income statement as the vehicles are sold. At December 31, 2002 and 2001, inventory cost had been reduced by $5.2 and $4.2 million, respectively, for interest assistance received from manufacturers. New vehicle cost of sales has been reduced by $26.7, $29.1 and $31.1 million for interest assistance received related to vehicles sold for the years ended December 31, 2002, 2001 and 2000, respectively.

Parts and accessories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

Valuation reserves are provided against the inventory balances based on the agings of the inventories and management's considerations of current market trends.

Property and Equipment

Property and equipment are recorded at cost and depreciation is provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset.

Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of the assets, are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation, and any resulting gain or loss is reflected in current operations.

Intangible Assets and Goodwill

Intangible assets and goodwill represent the excess of the purchase price of businesses acquired over the fair value of the net tangible assets acquired at the date of acquisition. The Company has determined that, generally, its only identifiable intangible asset is franchise value, which is an indefinite-lived intangible. In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" was issued. SFAS No. 142 changes the treatment of goodwill by no longer permitting the amortization of goodwill or indefinite-lived intangible assets, but requires, at least annually, an assessment for impairment of goodwill and other indefinite-lived intangible assets by applying a fair-value based test. The Company completes the required assessment at the end of each calendar year, and at such other times as required by events or circumstances at a reporting unit indicating a potential reduction of fair value below book value. The Company adopted this statement effective January 1, 2002, and adoption did not result in an impairment of any intangible assets or goodwill, based on the fair-value based test. Additionally, as of December 31, 2002, no impairment of any intangible assets or goodwill resulted from the required assessment, based on the fair-value based test. However, changes in facts and circumstances surrounding this estimate could result in an impairment of intangible assets in the future. Prior to the adoption of SFAS No. 142, all purchase price in excess of the net tangible assets was recorded as goodwill and no intangible assets were recognized.

Impairment of Long-Lived Assets

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" requires that long-lived assets be reviewed for impairment whenever there is evidence that the carrying amount of such assets may not be recoverable. This consists of comparing the carrying amount of the asset with its expected future undiscounted cash flows without interest costs. If the asset carrying amount is less than such cash flow estimate, it is written down to its fair value. Estimates of expected future cash flows represent management's best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with SFAS No. 144 is permanent and may not be restored. Through December 31, 2002, the Company has not recorded any significant impairment writedowns of its long-lived assets.

Income Taxes

The Company follows the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are realized or liabilities are settled. A valuation allowance reduces deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. See Note 12 regarding income taxes.

Self-Insured Medical and Property/Casualty Plans

The Company is self-insured for a portion of the claims related to its employee medical benefits and property/casualty insurance programs. Claims, not subject to stop-loss insurance, are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions and the Company's historical claims experience.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of floorplan notes payable and long-term debt. Excluding the Company's senior subordinated notes, the carrying amount of these financial instruments approximates fair value due either to length of maturity or existence of variable interest rates that approximate current market rates. Specifically, the carrying value of the Company's senior subordinated notes, which are currently on the books with a cost basis of $74.1 million, net of discount of $1.2 million, have a fair value of $78.6 million at December 31, 2002.

During 2001, the Company entered into two interest rate swap transactions. The Company entered into the swaps to mitigate its exposure to fluctuations in interest rates and has designated the swaps as cash flow hedges, in accordance with SFAS No. 133. The details of the transactions are as follows:

Expiration Date	Notional Amount	Rate Paid	Rate Received	Fair Value at December 31, 2002 Asset (Liability)
July 2003	$100 million	4.40%	30-day LIBOR	$(1,765,092)
October 2004	$100 million	3.75%	30-day LIBOR	$(3,652,496)

The net fair value of the swaps is included in other liabilities, with a corresponding charge to other comprehensive income, net of tax. If the interest rates at December 31, 2002, remain unchanged, the cash flow settlements to be paid by the Company for the next twelve months would total approximately $4.1 million. The Company intends to hold the swaps to maturity. There is no ineffectiveness in the transactions as the rate being swapped is identical to the underlying rate on the floorplan notes payable.

Factory Incentives

In addition to the interest assistance discussed above, the Company receives various incentive payments from certain of its automobile manufacturers. These incentive payments are typically received on parts purchases from the automobile manufacturers and on new vehicle retail sales. These incentives are reflected as reductions of cost of sales in the statement of operations.

Advertising

The Company expenses production and other costs of advertising as incurred. Advertising expense for the years ended December 31, 2002, 2001, and 2000, totaled $49.6, $38.3 and $38.1 million, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant estimates made by management in the accompanying consolidated financial statements relate to reserves for inventory valuations, future chargebacks on finance and vehicle service contract fees, and self-insured medical, income taxes and property/casualty plans and valuation of intangible assets. Actual results could differ from those estimates.

Statements of Cash Flows

For purposes of the statements of cash flows, the net change in floorplan financing of inventory, which is a customary financing technique in the industry, is reflected as an operating activity in the statements of cash flows.

Related Party Transactions

From time-to-time, the Company has entered into transactions with related parties. Related parties include officers, directors, five percent or greater stockholders and other management personnel of the Company.

At times, the Company has purchased its stock from related parties. These transactions were completed at then current market prices. See Note 11 for a summary of our related party lease commitments. See Note 16 for information regarding certain transactions that occurred after December 31, 2002. There are no other significant related party transactions.

Earnings Per Share

SFAS No. 128, "Earnings per Share" requires the presentation of basic earnings per share and diluted earnings per share in financial statements of public enterprises. Under the provisions of this statement, basic earnings per share is computed based on weighted average shares outstanding and excludes dilutive securities. Diluted earnings per share is computed including the impact of all potentially dilutive securities. The following table sets forth the shares outstanding for the earnings per share calculations for the years ended December 31, 2002, 2001 and 2000:

	Year Ended December 31,		
	2002	2001	2000
Common stock issued, beginning of period	23,029,853	21,260,227	21,801,367
Weighted average common stock issued in offerings	–	605,753	–
Weighted average common stock issued in acquisitions	–	–	633,888
Weighted average common stock issued to employee stock purchase plan	76,914	180,034	208,202
Weighted average common stock issued in stock option exercises	247,494	62,773	14,191
Less: Weighted average treasury shares purchased and weighted average shares purchased and cancelled	(479,343)	(1,971,126)	(1,279,746)
Shares used in computing basic earnings per share	22,874,918	20,137,661	21,377,902
Dilutive effect of stock options, net of assumed repurchase of treasury stock	1,093,154	1,277,493	331,931
Shares used in computing diluted earnings per share	23,968,072	21,415,154	21,709,833

Any options with an exercise price in excess of the average market price of the Company's common stock, during the periods presented, are not considered when calculating the dilutive effect of stock options for diluted earnings per share calculations. The weighted average number of options not included in the calculation of the dilutive effect of stock options was 0.4, 0.7 and 2.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Recent Accounting Pronouncements

In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not believe that the adoption of SFAS No. 146 will have a material impact on its results of operations or financial position.

In November 2002, FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. FIN No. 45 enhances the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also requires, on a prospective basis, beginning after January 1, 2003, that guarantors recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

The Company is an obligor under vehicle service contracts sold in certain states, which represent approximately 5% of the total contracts sold. The contracts are sold to our retail vehicle customers and, typically, have terms between two and seven years. The purchase price paid by the customer, net of the fee the Company receives, is remitted to an administrator. The administrator sets the pricing at a level adequate to fund future claims and their profit. Additionally, the administrator purchases insurance to further secure its ability to pay the claims under the contracts. The Company can become liable if the administrator and the insurance company are unable to fund future claims. Though the Company has never had to fund any claims related to these contracts, and reviews the credit worthiness of the administrator and the insurance company, it is unable to estimate the maximum potential claim exposure, but believes there will not be any future obligation to fund claims on the contracts. The Company's revenues related to these contracts are deferred at the time of sale and recognized over the life of the contracts. The amounts deferred are presented on the face of the balance sheets as deferred revenues from vehicle service contract sales.

Business Segment Information

The Company, through its operating companies, operates in the automotive retailing industry. All of the operating companies sell new and used vehicles, provide maintenance and repair services, sell replacement parts and arrange financing, vehicle service and insurance contracts. For the reasons discussed below, all of our operating companies represent one reportable segment under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Accordingly, the accompanying consolidated financial statements reflect the operating results of the Company's reportable segment.

The Company's operating companies deliver the same products and services to a common customer group. The Company's customers, generally, are individuals. All of the operating companies, generally, follow the same procedures and methods in managing their operations. Each operating company also operates in a similar regulatory environment. The Company's management evaluates performance and allocates resources based on the operating results of the individual operating companies.

3. BUSINESS COMBINATIONS:

During 2002, the Company acquired 15 automobile dealership franchises. The acquisitions were accounted for as purchases. The aggregate consideration paid in completing the acquisitions included approximately $81.4 million in cash, net of cash and cash equivalents received, and the assumption of an estimated $59.0 million of inventory financing.

Six of the franchises acquired were part of Miller Automotive Group, a platform acquisition completed in August of 2002 in southern California and their results of operations have been included in our statements since that time. The acquisition expanded the Company's geographic and brand diversity, and represents its first operations in California. All of the businesses acquired are now 100% wholly-owned subsidiaries of the Company. The Company paid $55.8 million in cash, net of cash and cash equivalents received, and assumed $40.5 million of floorplan notes payable in completing this acquisition. The purchase price was arrived at based on a calculation including the tangible net worth of the companies acquired, plus an amount equal to the estimated income before taxes times an agreed upon multiple. The total purchase price paid in excess of the net amounts assigned to the assets acquired, including franchise value intangibles, and liabilities assumed was recognized as goodwill. At the date of acquisition, the combined condensed balance sheet of the Miller Automotive Group, which includes the initial allocation of the purchase price, was as follows (dollars in millions):

Contracts in transit and vehicle receivables	$10.5
Accounts receivable	6.5
Inventories	45.8
Other current assets	5.3
Total current assets	68.1
Goodwill and intangible assets	60.9
Other long term assets	8.2
Total assets	$137.2
Floorplan notes payable	$40.5
Accounts payable and accrued liabilities	26.0
Total current liabilities	66.5
Long term liabilities	1.0
Total liabilities	67.5
Deferred revenues from vehicle service contract sales	13.9
Stockholders' equity	55.8
Total liabilities and equity	$137.2

The consolidated balance sheet includes preliminary allocations of the purchase price for all of the acquisitions, and is subject to final adjustment due to changes in estimates, based on the resolution of pre-acquisition events. These allocations resulted in recording approximately $56.3 million of franchise value intangible assets and $37.0 million of goodwill, of which $17.2 million is deductible for tax purposes.

Additionally, during 2002, the Company disposed of the net assets, including $4.2 million of goodwill, of five dealership franchises and received $7.4 million in cash. A gain of $0.4 million was recognized on these sales and is recorded in Other Income (Expense), net in the statement of operations.

During 2001, the Company acquired four automobile dealership franchises. These acquisitions were accounted for as purchases. The aggregate consideration paid in completing these acquisitions included approximately $11.0 million in cash, net of cash received, the assumption of an estimated $7.7 million of inventory financing and the assumption of approximately $0.3 million of notes payable. The purchase price allocations resulted in recording approximately $8.5 million of goodwill, a portion of which was amortized during 2001. Additionally, during 2001, the Company sold eight dealership franchises for $5.4 million in cash. No gain or loss was recognized on these sales as they were completed at net book value.

During 2000, the Company acquired 16 automobile dealership franchises. These acquisitions were accounted for as purchases. The aggregate consideration paid in completing these acquisitions, including real estate acquired and satisfying certain contingent acquisition payment arrangements from previous transactions, included approximately $65.1 million in cash, net of cash received, $6.8 million of acquisition payments payable, the issuance of approximately 630,000 shares of restricted/unregistered common stock, the assumption of an estimated $59.8 million of inventory financing and the assumption of approximately $11.1 million of notes payable. The purchase price allocations resulted in recording approximately $64.3 million of goodwill, a portion of which was amortized during 2001 and 2000.

The following pro forma financial information consists of income statement data from the consolidated financial statements plus (1) unaudited income statement data for all acquisitions and dispositions completed between January 1, 2001, and December 31, 2002, assuming that they occurred on January 1, 2001, and (2) certain pro forma adjustments discussed below:

	2002	2001
	(in millions, except per share amounts) (unaudited)	
Revenues	$4,497.7	$4,504.3
Gross profit	700.3	693.0
Income from operations	149.6	145.8
Net income	72.7	59.7
Basic earnings per share	3.16	2.96
Diluted earnings per share	3.00	2.79

Pro forma adjustments included in the amounts above primarily relate to: (a) increases in revenues related to changes in the contractual commission arrangements on certain third-party products sold by the dealerships; (b) changes in interest expense resulting from net cash borrowings utilized to complete acquisitions, net of interest rate reductions received; and (c) incremental provisions for federal and state income taxes relating to the compensation differential, S Corporation income and other pro forma adjustments.

4. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

Accounts and notes receivable consist of the following:

	December 31,	
	2002	2001
	(in thousands)	
Amounts due from manufacturers	$32,156	$24,015
Parts and service receivables	11,244	10,010
Finance and insurance receivables	7,531	7,615
Other	10,012	4,955
Total accounts and notes receivable	60,943	46,595
Less – Allowance for doubtful accounts	(2,749)	(2,911)
Accounts and notes receivable, net	$58,194	$43,684

Inventories, net of valuation reserves, consist of the following:

	December 31,	
	2002	2001
	(in thousands)	
New vehicles	$500,842	$349,962
Used vehicles	80,115	69,351
Rental vehicles	11,254	9,559
Parts, accessories and other	29,994	26,089
Total inventories	$622,205	$454,961

Property and equipment consist of the following:

	Estimated Useful Lives in Years	December 31, 2002	December 31, 2001
		(in thousands)	
Land	–	$20,168	$19,576
Buildings	30 to 40	22,958	19,430
Leasehold improvements	7 to 15	28,413	14,337
Machinery and equipment	7 to 20	30,044	22,691
Furniture and fixtures	3 to 10	35,808	28,075
Company vehicles	3 to 5	5,285	4,237
Total		142,676	108,346
Less – Accumulated depreciation and amortization		(35,255)	(25,335)
Construction in progress		8,849	–
Property and equipment, net		$116,270	$83,011

Depreciation expense totaled approximately $10.1, $8.2, and $7.6 million for the years ended December 31, 2002, 2001 and 2000, respectively.

5. INTANGIBLE ASSETS AND GOODWILL:

The following is a rollforward of the Company's intangible asset and goodwill accounts:

	Franchise Value Intangible	Goodwill
Balance, December 31, 1999	$ –	$235,312
Additions through acquisitions	–	64,260
Amortization expense	–	(6,915)
Reductions from sales of dealerships	–	(6,765)
Balance, December 31, 2000	$ –	$285,892
Additions through acquisitions	4,614	3,861
Amortization expense	–	(7,488)
Reductions from sales of dealerships	–	(4,352)
Balance, December 31, 2001	$4,614	$277,913
Additions through acquisitions	56,265	37,034
Reductions from sales of dealerships	–	(4,161)
Realization of tax benefits	–	(2,879)
Balance, December 31, 2002	$60,879	$307,907

The reduction in goodwill related to the realization of certain tax benefits related to differences between the book and tax bases of the goodwill.

The following table computes the impact on net income of the change in accounting for intangible assets, required by SFAS No. 142:

	Year Ended December 31, 2001	Year Ended December 31, 2000
	(dollars in thousands, except per share amounts)	
Net income	$55,442	$40,812
Goodwill amortization expense, net of tax	5,611	5,015
Pro forma net income	$61,053	$45,827
Pro forma earnings per share:		
Basic	$3.03	$2.14
Diluted	$2.85	$2.11

6. FLOORPLAN NOTES PAYABLE:

Floorplan notes payable reflect amounts payable for the purchase of specific vehicle inventory and consist of the following:

	December 31,	
	2002	2001
	(in thousands)	
New vehicles	$585,204	$310,236
Used vehicles	56,164	45,598
Rental vehicles	11,170	9,120
Total floorplan notes payable	$652,538	$364,954

The Company obtains its floorplan financing through its Revolving Credit Agreement with a lending group (the "Credit Facility"). The lending group is comprised of 15 major financial institutions, including five manufacturer captive finance companies. The manufacturer captive finance companies are Ford Motor Credit Company, Toyota Motor Credit Corporation, BMW Financial Services N.A., Inc., Chrysler Financial Company, L.L.C. and Mercedes-Benz Credit Corporation. The maturity date of the Credit Facility is December 31, 2003. The notes payable bear interest at the London Interbank Offered Rate ("LIBOR") plus 112.5 basis points. As of December 31, 2002 and 2001, the interest rate on floorplan notes payable outstanding was 2.53% and 3.27%, respectively. See the discussion of the Company's interest rate swaps under Note 2. As discussed more fully in Note 2, the Company receives interest assistance from certain automobile manufacturers. The assistance, has ranged from approximately 80% to 160% of the Company's floorplan interest expense, over the past three years.

The floorplan arrangement permits the Company to borrow up to $702 million, dependent upon new and used vehicle inventory levels. As of December 31, 2002, total available borrowings under the floorplan agreements were approximately $49.5 million.

Payments on the floorplan notes payable are due as the vehicles are sold. The floorplan notes payable are collateralized by substantially all of the vehicle inventories of the Company.

7. LONG-TERM DEBT:

	December 31,	
	2002	2001
	(in thousands)	
Credit Facility (described below)	$—	$—
Real estate note payable, maturing June 2018, bearing interest at 9.01%, with a monthly payment of $54,023	5,402	5,559
Notes payable, maturing June 2013, bearing interest at 8.89%, with a monthly payment of $36,783	3,010	3,172
Note payable, maturing March 2006, bearing interest at 7.50% with a monthly payment of $29,000	1,001	1,263
Other notes payable, maturing in varying amounts through April 2006 with a weighted average interest rate of 7.10%	657	2,190
Total long-term debt	10,070	12,184
Less – Current portion	(997)	(1,687)
Long-term portion	$9,073	$10,497

In addition to floorplan notes payable, the Credit Facility provides an acquisition line of credit of up to $198 million for the financing of acquisitions, general corporate purposes or capital expenditures. The amount of funds available under the acquisition line is dependent upon a calculation based on the Company's cash flow. Based on the December 31, 2002 financial statements, $194.1 million was available under the acquisition line, after deducting $3.9 million for outstanding letters of credit. The acquisition line of credit of the Credit Facility bears interest based on LIBOR plus a margin varying from 175 to 325 basis points, determined based on a ratio of debt to equity. Additionally, the Credit Facility contains various covenants including financial ratios, such as, fixed-charge coverage, interest coverage and a minimum net worth requirement, among others, and other requirements that must be maintained by the Company. As of December 31, 2002, the Company was in compliance with these requirements. The Credit Facility permits up to 33% of the Company's net income to be used for cash dividends and stock repurchases. The interest rate on borrowings under the acquisition line of credit of the Credit Facility would have been 3.13% based on LIBOR at December 31, 2002, but there were no amounts outstanding at that time. Land, buildings or other assets secure all of the notes payable listed above.

Total interest incurred on long-term debt was approximately $3.0, $5.2 and $5.7 million for the years ended December 31, 2002, 2001 and 2000, respectively, which included approximately $1,295,000, $897,000, and $352,000 of capitalized interest on construction projects in 2002, 2001 and 2000, respectively.

The aggregate maturities of long-term debt as of December 31, 2002, were as follows (in thousands):

2003	$997
2004	881
2005	829
2006	555
2007	499
Thereafter	6,309
Total long-term debt	$10,070

8. SENIOR SUBORDINATED NOTES:

The Company completed the offering of $100 million of its 10 7/8% Senior Subordinated Notes due 2009 (the "Notes") on March 5, 1999. The Notes pay interest semi-annually on March 1 and September 1, each year. The Company may redeem all or part of the Notes at redemption prices of 105.438%, 103.625%, 101.813% and 100.000% of the principal amount plus accrued interest during the twelve-month periods beginning March 1, of 2004, 2005, 2006, and 2007 and thereafter, respectively. The Notes are jointly and severally and fully and unconditionally guaranteed, on an unsecured senior subordinated basis, by all subsidiaries of the Company (the "Subsidiary Guarantors"), other than certain minor subsidiaries. All of the Subsidiary Guarantors are wholly-owned subsidiaries of the Company.

During 2000, 2001 and 2002, the Company repurchased a portion of its Notes. The Company recorded a $1.2 million loss during 2002 related to the repurchases, which is included in Other Income (Expense), net in the statement of operations. The purchases during 2000 and 2001 were completed at or near the Company's carrying value of the Notes.

Total interest expense on the Notes for the years ended December 31, 2002, 2001, and 2000 was approximately $8.8 million, $10.1 million and $10.7 million, respectively.

9. STOCK-BASED COMPENSATION PLANS:

In 1996, Group 1 adopted the 1996 Stock Incentive Plan, as amended, (the "Plan"), which provides for the granting or awarding of stock options, stock appreciation rights and restricted stock to employees and directors. The number of shares authorized and reserved for issuance under the Plan is 4.5 million shares, of which 215,943 are available for future issuance as of December 31, 2002. The terms of the option awards (including vesting schedules) are established by the Compensation Committee of the Company's Board of Directors. All outstanding options are exercisable over a period not to exceed 10 years and vest over three- to six-year periods.

The following table summarizes the Company's outstanding stock options:

	Number	Weighted Average Exercise Price
Options outstanding, December 31, 1999	2,742,504	$14.45
Grants (exercise prices between $9.38 and $12.29 per share)	1,137,050	11.00
Exercised	(74,800)	3.24
Forfeited	(262,625)	17.39
Options outstanding, December 31, 2000	3,542,129	13.36
Grants (exercise prices between $11.31 and $28.97 per share)	559,500	25.18
Exercised	(182,090)	12.29
Forfeited	(334,230)	15.75
Options outstanding, December 31, 2001	3,585,309	15.04
Grants (exercise prices between $19.47 and $44.96 per share)	505,950	34.61
Exercised	(383,245)	11.16
Forfeited	(189,665)	20.26
Options outstanding, December 31, 2002	3,518,349	$18.00

At December 31, 2002, 2001 and 2000, 1,771,538, 1,309,079 and 799,111 options, respectively, were exercisable at weighted average exercise prices of $13.49, $13.02 and $11.88, respectively. The weighted average fair value per share of options granted during the years ended December 31, 2002, 2001 and 2000 is $21.73, $18.67 and $7.34, respectively. The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model is not designed to measure not-for-sale options, but is the most widely used method for option valuation. The following table summarizes the weighted average information used in determining the fair value of the options granted during the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Weighted average risk-free interest rate	4.6%	5.1%	6.3%
Weighted average expected life of options	8 years	10 years	10 years
Weighted average expected volatility	52.5%	57.7%	46.4%
Weighted average expected dividends	—	—	—

The following table summarizes information regarding stock options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/02	Weighted Average Exercise Price
$2.90	213,480	4.1 years	$2.90	213,480	$2.90
$9.00 to $13.99	1,251,022	6.7	11.16	728,052	11.30
$14.00 to $19.99	1,074,837	6.6	17.08	713,637	16.89
$20.00 to $24.99	476,710	8.0	24.58	82,370	24.48
$25.00 to $44.99	502,300	9.1	37.18	33,999	28.97
Total	3,518,349	7.0 years	$18.00	1,771,538	$13.49

In September 1997, Group 1 adopted the Group 1 Automotive, Inc. 1998 Employee Stock Purchase Plan, as amended, (the "Purchase Plan"). The Purchase Plan authorizes the issuance of up to 1.5 million shares of common stock and provides that no options to purchase shares may be granted under the Purchase Plan after June 30, 2007. As of December 31, 2002, there were 319,335 shares remaining in reserve for future issuance under the Purchase Plan. The Purchase Plan is available to all employees of the Company and its participating subsidiaries and is a qualified plan as defined by Section 423 of the Internal Revenue Code. At the end of each fiscal quarter (the "Option Period") during the term of the Purchase Plan, the employee contributions are used to acquire shares of common stock at 85% of the fair market value of the common stock on the first or the last day of the Option Period, whichever is lower. During 2002, 2001 and 2000, the Company issued 153,954, 257,235 and 338,204 shares, respectively, of common stock to employees participating in the Purchase Plan.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which, if fully adopted, requires the Company to record stock-based compensation at fair value. The Company has adopted the disclosure requirements of SFAS No. 123 and has elected to record employee compensation expense in accordance with APB No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense is recorded for stock options based on the excess of the fair market value of the common stock on the date the options were granted over the aggregate exercise price of the options. As the exercise price of options granted under the Plan has been equal to or greater than the market price of the Company's stock on the date of grant, no compensation expense related to the Plan has been recorded. Additionally, no compensation expense is recorded for shares issued pursuant to the Purchase Plan as it is a qualified plan.

Had compensation expense for the stock incentive and employee stock purchase plans been determined based on the provisions of SFAS No. 123, the impact on the Company's net income would have been as follows:

	For the Year Ended December 31,		
	2002	2001	2000
	(in thousands, except per share amounts)		
Net income, as reported	$67,065	$55,442	$40,812
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	120	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5,333)	(3,728)	(3,316)
Pro forma net income	$61,852	$51,714	$37,496
Earnings per share:			
Basic – as reported	$2.93	$2.75	$1.91
Basic – pro forma	$2.70	$2.57	$1.75
Diluted – as reported	$2.80	$2.59	$1.88
Diluted – pro forma	$2.58	$2.41	$1.73

10. EMPLOYEE SAVINGS PLANS:

The Company has a deferred compensation plan to provide selected employees with the opportunity to accumulate additional savings for retirement on a tax-deferred basis. Participants in the plan are allowed to defer receipt of a portion of their salary and/or bonus compensation earned. The participants can choose from various defined investment options to determine their earnings crediting rate, however, the Company has complete discretion over how the funds are utilized. Participants in the plan are unsecured creditors of the Company. The balances due to participants of the deferred compensation plan as of December 31, 2002 and 2001, were $7.5 and $3.3 million, respectively.

The Company offers a 401k plan to all of its employees and provides a matching contribution to those employees that participate. The matching contributions paid by the

Company totaled $2.7, $2.2 and $1.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.

11.OPERATING LEASES:

The Company leases various facilities and equipment under long-term operating lease agreements. These leases expire on various dates through December 2031 and, in general, have renewal or cancellation options, at the Company's option, at various times during the lease term.

Future minimum lease payments for operating leases as of December 31, 2002, are as follows (in thousands):

Year ended December 31,	Related Parties	Third Parties	Total
2003	$9,896	$35,725	$45,621
2004	9,884	34,769	44,653
2005	9,756	33,211	42,967
2006	9,756	32,430	42,186
2007	9,636	31,493	41,129
Thereafter	56,577	177,941	234,518
Total	$105,505	$345,569	$451,074

Total rent expense under all operating leases, including operating leases with related parties, was approximately $36.8, $30.7 and $28.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. Rental expense on related party leases, which is included in the above amounts, totaled approximately $8.4, $7.9 and $10.9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

12. INCOME TAXES:

Federal and state income taxes are as follows:

	December 31,		
	2002	2001	2000
		(in thousands)	
Federal –			
Current	$31,026	$32,514	$17,731
Deferred	6,336	(1,129)	5,163
State –			
Current	2,308	2,691	913
Deferred	547	(96)	1,207
Provision for income taxes	$40,217	$33,980	$25,014

Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate tax rate of 35% in 2002, 2001 and 2000 to income before income taxes as follows:

	December 31,		
	2002	2001	2000
		(in thousands)	
Provision at the statutory rate	$37,549	$31,298	$23,039
Increase (decrease) resulting from –			
State income tax, net of benefit for federal deduction	1,856	1,669	1,326
Non-deductible portion of goodwill amortization	—	776	691
Other	812	237	(42)
Provision for income taxes	$40,217	$33,980	$25,014

Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences representing deferred tax assets (liabilities) result principally from the following:

	December 31,	
	2002	2001
	(in thousands)	
Inventory (LIFO conversion)	$(432)	$(1,236)
Loss reserves and accruals	27,150	20,336
Goodwill amortization	(13,855)	(10,013)
Depreciation expense	(5,785)	(4,019)
Reinsurance operations	(2,490)	(2,850)
Interest rate swaps	2,059	496
Other	(3,505)	(1,975)
Net deferred tax asset	$3,142	$739

The net deferred tax assets (liabilities) are comprised of the following:

	December 31,	
	2002	2001
	(in thousands)	
Deferred tax assets –		
Current	$14,297	$13,118
Long-term	24,264	15,652
Deferred tax liabilities –		
Current	(3,504)	(2,397)
Long-term	(31,915)	(25,634)
Net deferred tax asset	$3,142	$739

The Company believes it is more likely than not, that the deferred tax assets will be realized, based primarily on the assumption of future taxable income.

13. COMMITMENTS AND CONTINGENCIES:

Legal Proceedings

The Company is a defendant in several lawsuits arising from normal business activities. Management has reviewed all pending litigation with legal counsel and believes that the ultimate liability, if any, resulting from such actions will not have a material adverse effect on the Company's financial position or results of operations.

Insurance

Because of their vehicle inventory and nature of business, automobile dealerships generally require significant levels of insurance covering a broad variety of risks. The Company's insurance includes umbrella policies with a $105 million aggregate limit, as well as insurance on its real property, comprehensive coverage for its vehicle inventory, general liability insurance, employee dishonesty coverage, employment practices liability insurance, pollution coverage and errors and omissions insurance in connection with its vehicle sales and financing activities. Additionally, the Company retains some risk of loss under its self-insured medical and property/casualty plans. See further discussion under Note 2. The Company has a $3.8 million letter of credit outstanding, supporting its obligations with respect to its property/casualty insurance program.

14. RECLASSIFICATIONS

Certain reclassifications have been made in the 2001 and 2000 financial statements to conform to the current year presentation. The following are the reclassifications made:

- Documentary fees, which are fees charged to retail new and used vehicle customers for processing vehicle purchase documentation, were reclassified from other dealership revenues, net to new vehicle retail sales and used vehicle retail sales. The impact of this reclassification was as follows:

	Year Ended December 31,	
	2001	2000
	(dollars in thousands)	
Increase new vehicle retail sales revenues	$8,291	$6,832
Increase used vehicle retail sales revenues	6,585	4,659
Decrease other dealership revenues, net	(14,876)	(11,491)
Net impact on revenues	$ —	$ —

- Used vehicle retail and used vehicle wholesale sales and their respective cost of sales have been reclassified to separately present them on the face of the 2001 and 2000 statements of operations. The retail and wholesale amounts were combined in the used vehicle sales and used vehicle cost of sales line items in the 2001 and 2000 statements of operations.

- Retail finance fees, vehicle service contract fees and other finance and insurance revenues, net have been reclassified to separately present them on the face of the statements of operations. The amounts were combined in the other dealership revenues, net line item in the 2001 and 2000 statements of operations.

- Contracts in transit have been reclassified from the cash line item to present these amounts as a separate line item in the 2001 balance sheet. Additionally, as a result of this reclassification, contracts in transit is now presented as a separate line item under changes in operating assets and liabilities in the operating activities section of the 2001 and 2000 statements of cash flows. In 2001, the impact of this change was to reduce net cash provided by operating activities and the net increase (decrease) in cash by $12.7 million in the 2001 statement of cash flows. In 2000, the impact of this change was to reduce net cash provided by operating activities by $21.0 million, increase cash paid in acquisitions and cash used in investing activities by $4.9 million and decrease the net increase (decrease) in cash by $25.9 million in the 2000 statement of cash flows.

GROUP 1 AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

Year Ended December 31,	Quarter				Full
	First	Second	Third	Fourth	Year
	(in thousands, except per share data)				
2002					
Total revenues	$946,074	$1,033,104	$1,202,588	$1,032,598	$4,214,364
Gross profit	151,509	160,763	180,508	159,515	652,295
Net income	15,493	19,137	20,141	12,294	67,065
Basic earnings per share	0.68	0.83	0.88	0.55	2.93
Diluted earnings per share	0.64	0.78	0.84	0.53	2.80
2001					
Total revenues	$928,864	$1,006,571	$1,021,030	$1,039,909	$3,996,374
Gross profit	141,928	153,821	158,472	153,031	607,252
Net income	9,321	14,070	15,894	16,157	55,442
Basic earnings per share	0.47	0.72	0.81	0.74	2.75
Diluted earnings per share	0.47	0.68	0.75	0.68	2.59

During the fourth quarter of 2002, the Company revised its estimates related to certain exposures of its dealership properties resulting in a $2 million decrease in the estimate. The Company also increased its revenue deferrals related to certain warranty contracts sold to its customers by $3.8 million and increased related deferred costs by $900 thousand.

16. SUBSEQUENT EVENTS:

Effective in January 2003, the Company purchased three franchises from Robert E. Howard II, a director of the Company, and sold one franchise to a company owned by Mr. Howard. The Company acquired Ford, Lincoln and Mercury franchises, with $131.2 million in annual revenues, and sold a Mercedes-Benz franchise, with $47.4 million in annual revenues. In completing the acquisitions, the aggregate consideration paid by the Company consisted of $13.6 million of cash, net of cash received and the assumption of approximately $21.1 million of inventory financing. The Company received $7.4 million in cash from the sale of the Mercedes-Benz dealership franchise and related assets, which exceeded the Company's basis in the dealership by approximately $1.3 million. This excess sales price over cost will be recorded as a reduction of the cost basis in the newly acquired Ford, Lincoln and Mercury dealerships. Additionally, the outstanding inventory financing for the Mercedes-Benz dealership was assumed by a company owned by Mr. Howard. As a result of the above, the Company's investment in the newly acquired dealerships is expected to approximate the fair value of the net tangible assets and thus, no significant intangible assets are expected to be recorded.

1



Corporate Information

Corporate Headquarters
Group 1 Automotive, Inc.
950 Echo Lane, Suite 100
Houston, Texas 77024
713.647.5700
www.group1auto.com

Annual Meeting
Wednesday, May 21, 2003
10:00 AM CDT
JPMorgan Chase
707 Travis Street
Mezzanine Board Room
Houston, Texas 77002

Common Stock Listing
Ticker Symbol: GPI
New York Stock Exchange

Independent Auditors
Ernst & Young LLP
Houston, Texas

Stock Transfer Agent and Registrar
Mellon Investor Services LLC
Plaza of the Americas
600 North Pearl Street
Suite 1010
Dallas, Texas 75201-2884
214.922.4400

Common Stock Quarterly Data
Year Ended December 31,

	2002		2001	
	High	**Low**	High	Low
First Quarter	**$43.69**	**$25.31**	$13.00	$ 8.13
Second Quarter	**50.80**	**34.85**	29.98	12.00
Third Quarter	**38.11**	**22.20**	34.95	20.00
Fourth Quarter	**24.75**	**18.00**	34.99	25.00

There were 117 holders of record of our Common Stock as of February 28, 2003.





www.group1auto.com

Corporate Headquarters
Group 1 Automotive, Inc.
950 Echo Lane, Suite 100
Houston, Texas 77024
713.647.5700

